Ola Filter Corporation

Regulation Crowdfunding Form C
Offering Memorandum

Funding goal: Target Offering Amount of $15,000 to a Maximum Offering Amount of $250,000

Type of security: Simple Agreement for Future Equity (SAFE)

Valuation cap: $5,000,000

Discount Rate: 80%

Minimum investment: $500, with Incremental Principal Amounts of $100

Offering Period: June 3, 2021 to July 31, 2021

Term: Begins on the first day immediately following the Offering Period (the "Issuance Date")



Table of Contents

Disclosures

- **A crowdfunding investment involves risk.**
- Past performance is not a guarantee of future results.
- The securities offered hereby are speculative and you should not invest any funds in this offering unless you can afford to lose your entire investment.
- In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved.
- These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.
- The U.S. Securities and Exchange Commission (SEC) does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
- These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration or otherwise qualify for any potential exemption.
- Investors should be aware that a SAFE (a Simple Agreement for Future Equity) requires an investor to make a cash investment in the Company now to receive Company stock or cash at a later date, but only in connection with a specific event(s). The specific event(s) (or trigger event(s)) and payout terms are listed in the Terms of the SAFE. There is no guarantee that any trigger event will occur. Investors may never receive stock or cash and may lose their entire investment. If the specific event(s) occurs, Investors will receive stock or cash as described in the Terms of the SAFE, with no additional payment required.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company's Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", "plan to" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or to changes in our expectations.

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z) adopted to facilitate capital formation for small businesses impacted directly by COVID-19. Specifically, the offering is being conducted in compliance with §227.201(bb) Between March 1, 2021, and August 28, 2022, in which issuer complies with the requirements of paragraph (t)(1) of this section instead of paragraph (t)(2) of this section for this offering that, together with all other amounts sold under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) within the preceding 12-month period, has, in the aggregate, a target offering amount of more than $107,000, but not more than $250,000. As such, issuer has prominently provided a statement that financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer.

Updates

If applicable, any updates on the status of this Offering may be found at www.raisegreen.com.

About this Form C

The Offering is being made through Raise Green, Inc. ("Raise Green") in its capacity as a registered funding portal intermediary. Information about the Company is provided on the Offering Page maintained for this Offering by Raise Green, which is located at www.raisegreen.com and in Appendix 5 of the Form C of which this Offering Memorandum forms a part.

You should rely only on the information contained in this Form C when making an investment. We have not authorized anyone to provide you with any additional or different information from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate, in all material respects, only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreement(s) or other document(s) are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company, or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale into all 50 states, Washington D.C., and US territories. Restrictions on reselling are detailed in Appendix 1.

Attestations

The Company has certified that all of the following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.
7. Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by a duly authorized undersigned.

DocuSigned by:

Elizabeth Clandos

3D35988D3C754AB...

_____

Elizabeth Clandos

Chief Executive Officer

Ola Filter Corporation

("The Company", Issuer)

6/3/2021

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Business

Description of Business

This investment is in **Ola Filter Corporation,** a Delaware corporation organized on March 31, 2021, (the "**Company**"), to manufacture and sell low-cost water filters to consumers and humanitarian aid organizations in developing countries. The Company is located at 1041 NE Rambling Lane #1 Bend, Oregon 97701, and its website address is: https://www.olafilter.com/.

The Company is a technology startup dedicated to ending water poverty in the developing world. **The Company** has designed a patent-pending, easy-to-use, affordable water filter that is planned to be locally produced in developing countries and can scale throughout the regions that need access to this life-saving technology. This technology allows consumers to save potentially as much as $581[1] on their water purchases over the 5 year lifespan of the filter, and plans to provide the most affordable[2] water treatment solution on the market. **The Company** has won Aurora Consulting's RISE award (April 14, 2021) for provisional patent filing and is working with industry experts in design for manufacturability out of the Centrepolis Innovation Center in Michigan. **The Company** is a 100% women-owned social enterprise.

The Company aims to sign sales contracts for a total of 32,000 filters to be sold by the end of 2022, resulting in an estimated $406,000 in revenue. **The Company** is on target to do so with 2,250 filters ($26K in revenue) already committed[3], and an additional 19,700 filter sales estimated at over $228K in revenue in their pipeline as of May 26, 2021. While **the Company** expects it could achieve EBITDA (earnings before interest, taxes, depreciation and amortization) profitability by the end of 2023, it will prioritize growth, which may require incurring operating losses but will position **the Company** to maximize impact in the $20 billion market[4] for household water treatment solutions for Base of the Pyramid consumers in emerging markets, which are currently underserved[5]. Base of the Pyramid (BoP)

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[1] $10 average household cost per month for water x 60 month lifespan of the filter = $600 - $19 for a filter = $581. Data based on market study conducted by Guatemalan NGO

[2] https://www.engineeringforchange.org/solutions/products/?category=water
https://villagewaterfilters.org/hif-emergency-household-water-filter-challenge-evaluation-matrix-and-report/

[3] Letter of Intent (LOI) signed for 2,000 filters by Guatemalan NGO Mayan Power and Light. LOI signed for 100 filters by Guatemalan NGO Agua del Pueblo. LOI signed for 150 filters by Guatemalan NGO Fundación Merichén.

[4] https://documents1.worldbank.org/curated/en/779321468175731439/pdf/391270Next040billion.pdf

[5] https://archive.revista.drclas.harvard.edu/book/struggle-clean-drinking-water-latin-america

consumers are working poor consumers in developing countries with incomes between $4-$10 USD per day[6].

The Company was created to design, manufacture, and distribute water technology. **The Company** plans to sell water filters to humanitarian organizations working in developing countries that are currently purchasing hundreds of thousands of water filters[7] annually at a price between $35 - $150 per filter unit[8]. This is the first focus for the Company where the founders can leverage already existing relationships. The Ola Filter is planned to be sold at a retail price of $19, with wholesale pricing available, making it much more cost effective, and allowing organizations to maximize their impact. **The Company** also plans to focus on retail sales in developing countries, through established distribution partners in construction and homegoods stores that are frequented by working poor[9] consumers. For retail consumers, at less than a penny a day, they could have access to clean water directly in their homes. **The Company** will begin sales in Guatemala first, where they have an existing presence, and then on to El Salvador, Honduras, Nicaragua, Mexico, and other jurisdictions as the Company sees fit.

Business Plan

The Company is raising capital to fund the design, manufacture, and distribution of the Ola Filter. **The Company** will use the capital to fund the upfront capital expenditures, including but not limited to, the tooling, the plastic injection molding, purchasing materials, and creating a first production run. Sales to consumers and humanitarian organizations will generate income for **the Company**, and provide growth capital. If this initial raise is successful, Ola Filter projects that it will have the funds to design, manufacture and distribute from the US the first production run of 5,000 filters and with this proven success the ability to secure the runway and capital necessary to hit **the Company's** sales target of 30,000 filters sold in 2022, 50,000 filters sold in 2023, and 120,000 filters sold in 2024. **The Company** plans to begin manufacturing in summer 2021 and enter the Central American market in the fall of 2021, to expand its business in accordance with its mission of clean water access for Base of the Pyramid (BoP) consumers in emerging markets.

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[6] https://knowledge.insead.edu/strategy/market-segmentation-at-the-bottom-of-the-pyramid-7236
https://www.hbs.edu/faculty/Pages/item.aspx?num=40545

[7] https://international.sawyer.com/clean-water-for-all-of-liberia/
https://international.sawyer.com/#:~:text=In%20Fiji%2C%20Sawyer%20filters%20will,of%20distribution%20to%20the%20villages.

[8] https://www.engineeringforchange.org/solutions/products/?category=water

[9] Working poor consumers are defined as households making $4-$10 USD PPP

https://www.worlddata.info/developing-countries.php#:~:text=Developing%20countries%20are%20those%20countries,population%20of%20around%206.53%20bn.

Impact

The Company is a social business with a triple bottom line: people, planet and profits. Impact is central to **the Company's** mission to provide people with clean drinking water and lower the financial burden of water costs for poor households in developing countries.

With the minimum Target Offering Amount, by 2025, **the Company** believes it can reach 26,625 people, providing reliable access to clean drinking water. With the Maximum Offering Amount, **the Company** believes it can reach 2,010,00.

Target Offering Amount (15k)	2021	2022	2023	2024	2025
Filters Sold	1,000	1,025	1,050	1,100	1,150
People Impacted per year	5,000	5,125	5,250	5,500	5,750
Total Impact of Target Offering Amount	5,325 filters sold 26,625 people with access to clean drinking water				
Maximum Offering Amount (250k)	2021	2022	2023	2024	2025
Filters Sold	2,000	30,000	50,000	120,000	200,000
People Impacted	10,000	150,000	250,000	600,000	1,000,000
Total Impact of Maximum Offering Amount	402,000 filters sold 2,010,000 people with access to clean drinking water				

Figure 1. Potential Impact numbers are based on an average household size of 5 people.

Funding Plan

The Company is raising initial capital through crowdfunding in order to fund the design, manufacture and distribution of the Ola Filter, and to open up access to impact investments available to the public. Once the Ola Filter has entered the market as a result of a successful raise, **the Company** may seek additional funding from angel investors, accelerators, and venture capital.

If this crowdfunding raise meets the minimum Target Offering Amount of $15,000, **the Company** projects to have enough cash to complete the initial production run of 1,000 filters and enter the Guatemalan market. Any funds raised in addition, will increase the Company's runway to scale, and increase the initial production run from 1,000 to 5,000 filters, and put **the Company** on track to meet its hit sales target of 30,000 filters sold in 2022, 50,000 filters sold in 2023, and 120,000 filters sold in 2024. The raised amount in this crowdfunding raise will determine in part the Company's need to raise additional funds in the next year to two years.

The Market

2 billion[10] working class consumers globally in households earning $4-$10/day are at risk of waterborne diseases[11] from contaminated tap water. Ola Filter is targeted to the $4-$10 per day Base of the Pyramid (BoP) households in developing countries. **The Company**'s sales strategy is two-pronged: humanitarian aid organizations internationally and in-country retail outlets in developing countries. Humanitarian organizations provide hundreds of thousands of water filters throughout the developing world annually. The Ola Filter is more price competitive[12] than water filters currently available for purchase by these humanitarian aid organizations as well as sold by retail outlets to consumers in developing countries. Ola Filter offers high usability and after-market support, allowing organizations to impact more people at a lower cost, and ensure long-term filter adoption. After-market support includes customer service, replacement parts, online usage and maintenance instructions, amongst others. **The Company** believes that the Ola Filter is the ideal product—because of its design, intuitive usability, low price, after-market support, and product durability— to support humanitarian aid programs in water and sanitation and scale clean water availability for low-income levels.

Human-Centered Design

The Ola Filter is designed to attach directly to the tap or faucet. The streamlined patent-pending backwashing process (to clean the filter periodically) is easy to do and requires no additional accessories, unlike competitors. The Ola Filter is a self-contained unit that requires no tools for installation. It utilizes common threading between the faucet and filter, allowing the user to simply screw the filter onto their faucet. Directions included in the product packaging are concise, pictorial, and targeted to low-literate users. The Ola Filter is designed to be highly durable for the usage context of low-income households in developing countries. It can be cleaned and reused to last 5 years without any replacement parts. In addition, the product's durability and small footprint (measures only 1.5

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[10] https://knowledge.insead.edu/strategy/market-segmentation-at-the-bottom-of-the-pyramid-7236
   https://www.hbs.edu/faculty/Pages/item.aspx?num=40545

[11] https://www.who.int/water_sanitation_health/diseases-risks/diseases/malnutrition/en/

[12] https://www.engineeringforchange.org/solutions/products/?category=water

inches by 2.5 inches in size) allows for efficient transport over the rough roads and infrastructure typical in developing countries. In addition, the Ola Filter has been designed to be a desired addition to a household kitchen, to be manufactured in multiple colors, and attractively packaged.

Market Growth

In Latin America and the Carribean (LAC), and estimated 360 million[13] people have the income and need for affordable point-of-use water filtration. This market has grown[14] as consumers move from poor to low-middle income brackets, and invest in improvements for efficiency, education, and health.

The Company is aligned with expert opinion[15] that Latin American spending on water infrastructure has not kept pace with population growth rates, regional water scarcity, and water demand. Because of the high transport costs of purified water and the huge costs of updating piping infrastructure, **individuals and organizations are economically motivated to invest in water treatment at the household level.** The Ola Filter offers an immediate and effective water treatment that does not require a high capital investment.

The need for affordable water treatment solutions for Base of the Pyramid (BoP) consumers in emerging markets has gained momentum, as evidenced by the $20B spent by BoP consumers on household water, and the Letters of Intent and interest **the Company** has already gathered, explained further below.

Distribution

In 2021 and 2022, **the Company** will focus sales in Guatemala, leveraging **the Company**'s existing partnerships with humanitarian aid organizations and distribution and marketing professionals in

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[13] https://documents1.worldbank.org/curated/en/779321468175731439/pdf/391270Next040billion.pdf page 53

[14] https://www.waterworld.com/international/desalination/article/16201958/water-rich-latin-america-is- thirsty-for-more
https://www.wcee.org/general/custom.asp?page=LatinAmerica
https://www.atlanticcouncil.org/wp-content/uploads/2016/12/Final_LAC2030-Report.pdf
https://data.imf.org/?sk=3E40CD07-7BD1-404F-BFCE-24018D2D85D2
https://www.spglobal.com/ratings/en/research/articles/210325-economic-outlook-latin-america-q2-2021-despite-growth-picking-up-pre-pandemic-weaknesses-remain-11893066

[15] https://www.cepal.org/sites/default/files/static/files/sdg6_c1900676_web.pdf

Guatemala, constituting an Serviceable Obtainable Market (SOM) of over 10 million customers[16]. The year-over-year expected growth between 2022 and 2023 is 67% (2021: 30,000 filters, 2022: 50,000 filters). **The Company** plans to expand sales into neighboring Central American countries in 2023 where open trade agreements exist, increasing yearly sales to 120,000 filters in 2024 (140%) and begin to enter the South American market in 2024.

The Company plans to reach out to humanitarian aid organizations worldwide to purchase water filters for water and sanitation projects, and has compiled a target list of 350 NGOs. In general, humanitarian aid organizations donate water filters to beneficiary households that are amongst the poorest of the income bracket. Filters, as with other green tech and Base of the Pyramid (BoP) products (solar lights, cookstoves, and bed nets) are customarily distributed at no cost[17] to the beneficiary, or at a highly subsidized price.

The Company has an agreement for a partnership with a Guatemalan distributor who will manage and promote sales to a variety of construction and household goods retailers throughout the country. These retailers include, but are not limited to, regional chains such as Cemaco, Construfacil, Dispensa Familiar, La Torre and Novex. Supply chain costs associated with transporting filters to retailers will be incurred by **the Company** or by the retailer, as will be determined in future sales contracts. The agreement will be formalized once the Guatemalan distributor can better determine the potential of retail volume and forecast retailer demand after the initial production run.

The Company plans to establish partnerships with similar distributors throughout the Central American Free Trade Group, and penetrate markets in Nicaragua, El Salvador, and Honduras—countries with similar income levels[18] and water treatment needs.

Between 2021 and 2026, **the Company** plans to focus retail sales in Latin America due to a number of exogenous factors such a common language, the similarity of water infrastructure within the countries, cultural similarities, favorable trade agreements between Latin American countries, as well as the large number of consumers in the low- to low-middle income bracket through the region.

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[16] SOM constitutes the 10 million customers in the following departments with whom the Company has existing connections, or that are serviced by the humanitarian aid organizations included in the company pipeline. Departments include, but are not limited to: Quetzaltenango, Sololá, Quiche, San Marcos, Huehuetenango Suchitepéquez, Totonicapan, and Chimaltenango.

[17] https://www.povertyactionlab.org/case-study/free-bednets-fight-malaria

[18] https://data.worldbank.org/indicator/NY.GDP.PCAP.CD?locations=NI-GT-HN-SV
https://databank.worldbank.org/data/download/poverty/987B9C90-CB9F-4D93-AE8C-750588BF00QA/SM2020/Global_POVEQ_GTM.pdf

Environmental Sustainability

The Ola Filter is good for the environment. It reduces plastic waste by no longer requiring household purchase and consumption of water in plastic bottles[19]. Household water treatment via point-of-use water filtration allows low-income people to drink the water they already have access to and reduce deforestation from the use of firewood to boil[20] water. **The Company** plans to source local materials such as plastic resin, product packaging, and marketing materials, thereby creating a shorter supply chain in manufacturing and creating work opportunities locally. The carbon footprint of transport and distribution are reduced, as the filters are planned to be produced within the region. The Ola Filter does not require additional parts such as the tubes, adaptors, spigots, and cleaning accessories included in competitor filters, thereby reducing the plastic used in the total product[21]. Additionally, the smaller size of the Ola Filter results in lower transport costs and the associated carbon footprint.

COVID-19

The onset of COVID-19 has highlighted the importance of public health infrastructure, and basic needs provision for marginalized communities. Waterborne illnesses create a significant public health burden in developing countries. The consumption of reliable, clean water allows for a higher baseline health in individuals, offsets the damaging effects of malnutrition, and creates a stronger immune response to illness.

The Ola Filter team has been working in poverty alleviation since 2006, and in Central America since 2013. Strong networks have been created to increase access to technologies in remote and marginalized communities, collectively referred to as Beyond the Last Mile. To integrate distribution, sales, and follow-up, **the Company** has built a field service mobile app to facilitate sales training and execute payments, and for data visualization. This app can be utilized by distributors and made available to humanitarian aid organizations so that they can identify impact for their stakeholders. The app will streamline sales, can function off-line in remote areas without mobile service, and facilitates remote business.

The Company plans to follow CDC approved guidelines[22] for COVID-19 protocol to keep employees safe during the manufacture and distribution of water filters. As a social business, **the Company** is committed to the health and safety of its employees.

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[19] https://www.statista.com/statistics/977470/bottled-water-market-value-latin-america/

[20] https://www.ncbi.nlm.nih.gov/pmc/articles/PMC2829912/#:~:text=An%20estimated%201.1%20 billion %20people,or%20filtering%20their%20drinking%20water.

[21] Ola Filter total weight is 55 grams. Filter unit does not require additional accessories.

[22]https://www.cdc.gov/coronavirus/2019-ncov/communication/print-resources.html?Sort=Date%3A%3 Adesc

Products and Services

The Company will provide households with ultra low-cost water filters, thereby increasing public health and quality of life, reducing the morbidity and mortality from waterborne diseases, and making a vital contribution for basic needs provision in developing countries. **The Company** will utilize the expertise of its executive team to bring the product to market, identify humanitarian organization customers, oversee the design/manufacture/sales of the filters, generate leads, identify financing, and create country-specific marketing strategies.

Water Filtration Demand

Water derived from natural sources like streams, lakes, and rivers often contain pathogenic microorganisms such as Giardia and Cryptosporidium which cause illness if consumed by humans. Waterborne illnesses are the 3rd leading preventable cause of death, and the 2nd largest preventable killer of children under five in developing countries[23]. While municipal water supplies treat water to remove these contaminants, there are many countries in the world that, due to inadequate infrastructure, frequent natural disruptions such as seasonal flooding, and periodic municipal water shutoffs when water supply is low, pathogenic bacteria and other microorganisms are introduced into the drinking supply at frequent intervals in Latin America, threatening the water supplies that serve an estimated 360 million people[24].

Water Filtration Solutions

Current water filtration solutions for developing countries at the household level are generally colloidal silver ceramic[25], hollow fiber membrane[26], biosand filters[27], purchased bottled water[28], boiled water[29], and chlorine tablets[30]. The below chart has been prepared by the Company based on their research and professional judgement.

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[23] https://www.cdc.gov/safewater/disease.html

[24] https://documents1.worldbank.org/curated/en/779321468175731439/pdf/391270Next040billion.pdf page 53

[25] http://www.potterswithoutborders.com/

[26] https://villagewaterfilters.org/hif-emergency-household-water-filter-challenge-evaluation-matrix-and-report/

[27] https://waterinstitute.unc.edu/publication/evaluation-of-the-impact-of-the-plastic-biosand-filter/

[28] https://www.statista.com/statistics/977470/bottled-water-market-value-latin-america/

[29] https://www.ncbi.nlm.nih.gov/pmc/articles/PMC2829912/#:~:text=An%20estimated%201.1%20 billion %20people,or%20filtering%20their%20drinking%20water.

[30] https://www.cdc.gov/safewater/flocculant-filtration.html

Clean Water Alternatives	Ola Filter	Other hollow fiber membrane filters	Ceramic filters	Bottled water	Boiled water	Chlorine tablets
Price per year	$3.80	$7.40	$11	$204	$60[31]	$60
Accessibility	Local stores	Accessible only to NGOs	Urban centers	Local stores	Firewood purchased, harvested, or scavenged	Local stores
Ease of use	High	Moderate due to backflushing	High	High	Moderate	Low
Benefits	Simple, long lasting, low cost	Long lasting	Aspirational brand (high end models)	Universally accessible	Low upfront cost, consumer habit	Low cost, portability
Drawbacks	Higher upfront costs than bottled or boiled water	Difficult to clean, high cost, unattractive bucket setup	High cost, no failsafe*	Plastic waste, difficult to transport**	Time consuming, indoor air pollution, deforestation	Water taste, user error

Figure 2. Water Filtration Solutions in Latin America

* Water continues to flow after the filtration medium no longer works, resulting in potential consumption of contaminated water.
** In sufficient volumes for household consumption for consumers in rural areas and urban slums that are characterized by low access to transportation or infrastructure

The filter to be sold by **the Company** employs hollow fiber membrane technology—a technology already proven effective[32] for water treatment at the municipal[33] and point-of-use[34] level. **The Company** builds on this technology to make a product that is accessible, attractive, and affordable. Inside of the filter housing is a tightly bundled loop of hollow membrane fibers with a 0.1 micron

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[31] Represents the average cost of purchased firewood for a household size of five to boil drinking water. Data based on survey conducted by Guatemalan NGO, Mayan Power and Light on BoP households in Western Guatemala Dated: 2020

[32] https://www.sciencedirect.com/science/article/abs/pii/S0011916496000926

[33] https://www.waterworld.com/drinking-water/treatment/article/14070718/membranes-for-municipal-water-and-wastewater-treatment

[34] https://villagewaterfilters.org/hif-emergency-household-water-filter-challenge-evaluation-matrix-and-report/

maximum pore size. The fibers use physical barrier filtration to block bacteria, protozoa, cysts, and any other contaminants greater than 0.1 micron in size. The .1 micron size blocks bacteria and protozoa[35] protecting against common waterborne diseases such as E.coli, cholera, giardia, dysentery, cryptosporidium and salmonella,[36] per World Health Organization (WHO) standards for drinking water quality[37].

Contaminants are filtered out of the water and retained inside the filter housing while filtered water exits the filter. Periodically we expect the exit flow rate will lessen as the contaminants build up inside the filter. When this occurs, the user backwashes the filter by forcing liquid backwards through the filter to dislodge[38] the contaminants and flush them out of the filter. With **the Company's** product, the backwashing process can be performed without the introduction of additional accessories by disconnecting the filter, flipping it over, and attaching the opposite end of the filter to the tap. **This backwashing feature is unique to the Company and the main feature highlighted in the Company's provisional patent.**

The Ola Filter

The Company has designed and patented the Ola Filter.

The Ola Filter consists of three components: a tap attachment, filter housing, and filter cartridge.

The tap attachment is a threaded plastic piece that attaches directly to the threaded garden-hose style tap faucets commonly used by low income households in developing countries. It has a low-profile shape that produces a negligible effect on the functional space surrounding the tap or on the rate of flow out of the tap, and is intended to remain on the tap throughout the life of the filter.

 The tap attachment allows for the filter body (the housing and filter cartridge) to be routinely removed when the faucet is utilized for other purposes such as washing laundry and filling the sink for washing dishes. It allows for repeated removal of the filter body without stripping the threads. Future product line expansions are expected to include tap attachments that allow the Ola Filter to be adaptable to faucets—the management team has observed from it's extensive experience living and working in developing countries—commonly found in low-income homes: faucets ranging in size from the ½ inch diameter spigots used in many parts of Africa up to the 1-¼ inch sink faucets used in urban kitchens in Latin America.

---

[35]https://www.unicef.org/innovation/media/14316/file/Household_Water_Treatment_Filters_Product_Guide.pdf

[36] https://www.wqpmag.com/hollow-fiber-ultrafiltration-membranes

[37]https://villagewaterfilters.org/hif-emergency-household-water-filter-challenge-evaluation-matrix-and-report/

[38] https://www.pureflowinc.com/ultrafiltration/

The filter housing is made from injection molded Acrylonitrile Butadiene Styrene (ABS) and houses the filter cartridge that contains the filtration medium: 0.1 micron hollow fiber membrane. The top and bottom ends of the filter housing are <u>both</u> designed to be able to be coupled to the tap attachment.

Figure 3: Ola Filter


Tap
Attachment
Filter housing
containing a
hollow fiber
filter cartridge
OLA
Filtered Water Flow Direction
Flip to Backwash
OLA
Filtering Mode
Backwashing Mode

Figure 4: Ola Filter Cross-Section


Tap
Attachment
Filter
Housing
Hollow
Fibers
Resin
Cross-sectional view

Figure 5: Filter Cartridge



The filter cartridge, side and bottom views

The ends of the filter fibers are potted inside resin. The only exit is through the fiber walls which have pores no larger than 0.1 micron, allowing water but blocking bacteria.

How it works

In operation, the user simply attaches the filter to the end of a faucet or tap, and then turns on the water to flow through the filter. Contaminants are filtered out of the water and retained inside the filter housing while filtered water exits the filter. **The Company** is designing for a minimum flow rate of 1.5L/minute, a flow rate comparable, or better than other filters on the market,[39] and therefore in line with consumer expectations, and exceeding Humanitarian Innovation Fund (HIF) minimum required flow rate. No extra parts needed, no accessories, just turn on the faucet.

Filter Backwashing for Maintenance

Periodically the exit flow rate will lessen as the contaminants build up inside the filter. When this occurs, the user backwashes the filter by forcing water backwards through the filter to dislodge the contaminants and flush them out of the filter. This backwashing process can be performed very easily by simply disconnecting the filter body, flipping it over, and attaching the opposite end of the filter. Once the filter is backwashed, the user disconnects the filter and reattaches it upright. A liter or more of water is drawn through the filter and discarded in order to clear the fibers, allowing the filter to be used for years without replacement parts. **The backwashing process only takes an estimated 30 seconds.** In countries such as Guatemala, backwashing is expected to be needed to maintain water flow rate at once a month for the first year, increasing to biweekly in years 2-5.

Filter Sales Will Generate Revenue

The Company will use the funds from this crowd raise to finance the initial capital expenditures for the water filter production, including, but not limited to, tooling costs, equipment investment, and filter production. The Company plans to generate revenue through sales to humanitarian aid organizations and to end consumers handled through partnerships with local distributors. Humanitarian aid organizations are expected to pay **the Company** through bulk orders. **The Company** has LOIs from three Guatemalan humanitarian aid organizations, and a targeted pipeline of potential humanitarian aid organization customers that currently purchase water filters for their public health, rural development, and water, sanitation, and hygiene (WASH) programs. Humanitarian aid organizations listed in the pipeline are identified as organizations with whom the executive team of **the Company** has existing professional relationships, are mission-aligned with **the Company,** have existing WASH initiatives, or a combination thereof. In-country retailers are projected to purchase filters wholesale through **the Company**'s distribution partner, who in turn receives a sales commission for retail contracts. The Company has an initial distributor partner, Logisti-k, based out of Guatemala City, Guatemala. **The Company** plans to maintain individual retail clients; direct retail sales of filters are managed through **the Company'**s website.

---

[39] https://villagewaterfilters.org/hif-emergency-household-water-filter-challenge-evaluation-matrix -and-report/

Ongoing Certification and Testing Guarantees

The Company will submit the Ola Filter for testing and certification prior to distribution and sale. This includes testing to National Science Foundation (NSF) and U.S. Environmental Protection Agency (EPA) protocol and standards which confirm the efficacy of the 0.1 micron hollow fiber filter membranes for 6 log removal of bacteria and for removal of protozoa and bacteria, respectively. **The Company** is confident the Ola Filter will pass evaluation because the unique design changes are in the exterior of the product; the internal workings of the hollow fiber membrane technology are industry standard and set to 0.1 micron; the hollow fiber membranes utilized in **the Company's** product are scheduled to be sourced from an established filter production facility, have been certified by the NSF (NSF 61: Drinking Water Systems Component Standard) which also meets EPA standards for bacteria and parasite removal for quality, clean healthy human drinking water.

In addition, **the Company** plans to acquire in-country testing of the Ola Filter prior to entering new markets as needed and per in-country requirements. This will ensure that the Ola Filter is effective for the specific water quality needs of each region. Testing facilities[40] that will be employed are vetted by and recommended through the Center for Affordable Water and Sanitation Technology (CAWST)[41] for use by water filter companies utilizing the same hollow fiber technology. Additionally, periodic testing will be conducted at **the Company's** discretion.

Monitoring Impact

The Company will utilize a field service mobile app, already developed, to monitor impact and sales. The Company has worked closely with Mayan Power and Light (MPL), a non-profit organization that creates rural pathways for green technology in Guatemala, to set up a mobile strategy that will optimize customer acquisition and offer value to organizations distributing the Ola Filter.

Filter Lifespan

The Ola Filter is designed to last five years. The filter's tap attachment is designed to be semi-permanent; the filter housing detaches from the tap attachment through the use of a quick-connect, thereby reducing stress on the tap attachment. **Other hollow fiber membrane filter companies[42], in the backpacker market, using the same internal technology[43], market their filter**

---

[40] https://www.hwts.info/

[41] https://www.cawst.org/

[42] https://international.sawyer.com , https://www.lifestraw.com/

[43] https://villagewaterfilters.org/hif-emergency-household-water-filter-challenge-evaluation-matrix-and-report/

lifespan to last up to 10 years[44]. The Company plans to claim that the Ola Filter lasts up to five years, shortening the lifespan due to high turbidity[45] in water in developing countries, and based on academic research[46] on membrane fouling in hollow fiber membrane filters that supports management opinion that the lifespan of hollow fiber filters in the backpacking market is potentially inflated. The five year lifespan is, nonetheless, seen as a competitive advantage as it is more than double[47] the lifespan of ceramic filters most commonly[48] sold in Guatemala and other developing countries[49].

Water Shutoffs and Consumer Behavior

In Latin America, water shutoffs happen at frequent intervals and water is available for only a few hours a day.[50] **The Company** has designed the Ola Filter to allow consumers to easily fill multiple receptacles, in response to the management team's knowledge of common existing consumer behavior. The outtake end of the filter housing has a 1 cm protrusion that connects to a 1 meter plastic tube, allowing for the consumer to easily fill large receptacles with clean water placed on the ground, rather than having to be lifted into a sink.

Digital Marketing

The majority[51] of low-income consumers in developing countries own cell phones, and are active on apps[52] such as Facebook, WhatsApp, and Instagram. The utilization of commonly accessed social

---

[44] https://international.sawyer.com/

[45] https://villagewaterfilters.org/hif-emergency-household-water-filter-challenge-evaluation-matrix-and-report

[46] https://iwaponline.com/washdev/article/9/2/247/65948/Acceptability-effectiveness-and-fouling-of

[47] https://villagewaterfilters.org/hif-emergency-household-water-filter-challenge-evaluation-matrix-and-report/

[48] https://knowledge.wharton.upenn.edu/article/when-profit-powers-a-clean-water-project-for-the-poor/

[49] https://www.cdc.gov/safewater/ceramic-filtration.html

[50] https://archive.revista.drclas.harvard.edu/book/struggle-clean-drinking-water-latin-america

[51] https://www.pewresearch.org/global/2015/03/19/1-communications-technology-in-emerging-and-developing-nations/

https://www.usglc.org/blog/the-technology-thats-making-a-difference-in-the-developing-world/

[52] https://www.digitalinformationworld.com/2019/02/whatsapp-facts-stats.html

https://www.pewresearch.org/global/2018/06/19/social-media-use-continues-to-rise-in-developing-countries-but-plateaus-across-developed-ones/

https://www.panoramas.pitt.edu/news-and-politics/whatsapp%E2%80%99s-popularity-abroad-vs-us

https://www.conversocial.com/blog/what-countries-are-the-biggest-whatsapp-users

https://www.cnet.com/news/facebook-pushes-further-into-developing-countries-with-instagram-lite/

media platforms optimizes customer acquisition through increased brand awareness, targeted marketing, and creating accessible educational content on filter usage and maintenance. QR codes are embedded on Ola Filter packaging, which then link to low-bandwidth videos and GIFs to educate consumers on filter use and maintenance.

The Company has created a feedback protocol that it plans to implement in order to gain insight into customer usage. This protocol includes surveys into consumer adoption rates, filter maintenance habits, and consumer engagement with post-market support such as but not limited to consumer use of online instructions and troubleshooting information. **The Company** has partnered with MPL to create client surveys to improve marketing and messaging for BoP clients. Social impact tracking methodology will be shared with humanitarian organizations; data will be used for internal impact tracking, and shared with Ola Filter investors in annual reports.

Savings

The Company will provide consumers and humanitarian organizations with information on savings associated with at-home water filtration. Because of the five year lifespan of the Ola Filter, a family of five is expected to spend less than a penny a day for drinking water ($19 / (365 days x 5 years)).

Bottled or Boiled Water: The upfront purchase of an Ola Filter removes the recurring costs associated with bottled or boiled water. For household budgets of BoP customers, these savings can be substantial—in some cases an estimate of upwards of a 30x reduction in household water expenditures versus purchased bottled water, and an estimated 15x reduction in household water expenditure versus boiled water.

Filter at Home: Ola Filter consumers spend less than with any other water filter on the market in developing countries[53]—saving an average of $581[54] over the 5-year life of the filter, which is equivalent to 12 weeks of wages for an individual earning $9.68 a day, and 21 weeks of wages for an individual earning $5.50 a day. Based on the mgt experience in selling BoP products (solar kits, LED lights) in Guatemala, the substantial cost savings adds to Ola Filter's marketability for the low-income consumer segment.

The Ola Filter retails for $19 and is expected to last for five years. At $19 per unit, the Ola Filter falls into the consumption habits of low-income consumers, and is priced the same as consumables purchases

---

https://www.dotsquares.com/news_events/instagramreach-out-to-developing-countries-with-a-new-version-of-its-app/

[53] https://www.engineeringforchange.org/solutions/products/?category=water

[54] $10 average household cost per month for water x 60 month lifespan of the filter = $600 - $19 for a filter = $581. Data based on market study conducted by Guatemalan NGO, Mayan Power and Light Dated: 2020

such as cooking pots and water faucets, and less than other BoP products such as clean cookstoves and solar lights[55]. ·

Figure 6: Low-income Consumer Water Expenditure



Source: Mayan Power and Light 2020 market survey on household water consumption patterns amongst Base of the Pyramid consumers in highland Guatemala

Humanitarian organizations currently purchase water filters priced between $35-$150 per unit for filters with similar or shorter lifespans[56]. **The Company** will provide wholesale and bulk pricing to organizations, enabling organizations to substantially increase the scope of their work and maximize their impact.

Unit Economics

One Ola Filter is projected to cost $10 at the start to build, inclusive of materials cost, overhead and payroll, and is projected to decrease to $8 in 2024 with economies of scale.

Pricing Tiers

The Company plans to offer the Ola Filter at the retail price of $19 for direct to consumer sales and small volume orders to humanitarian aid organizations. **The Company** plans to sell filters to retailer outlets at the wholesale price of $11.50, and offer the wholesale price to humanitarian aid organizations for large volume bulk orders. Promotions, discounts, and rebates may be offered at **the Company's** discretion.

---

[55] https://www.cesolutions.org/ , https://www.dlight.com/

[56] https://www.engineeringforchange.org/solutions/products/?category=water

Sales & Customer Base

The Company is focused on serving the nearly $20B potable water market in developing countries, and is focused initially on expanding distribution across the developing world in countries such as Guatemala, Mexico, Colombia, and Ecuador. The executive team at **the Company** has been working in economic development for the past 15 years and has built long lasting relationships with humanitarian aid organizations, local governments, and non-governmental organizations (NGOs) such as Habitat for Humanity in Guatemala, Mexico, and Ecuador. The target countries will be those with low-income households, sporadic or non-functioning potable water infrastructure, and where **the Company** believes robust partnerships can be developed with NGO, government, community organizations, or distribution partners.

The Company has leveraged the field experience of its team to design a water filter that is designed for the types of faucets commonly used in low-income houses, based on management's experience, and is priced for BoP households. This user-specific design of the water filter is core to the product messaging. The Company believes this reduces user confusion, and messaging will center on ease of use, affordability, and product durability.

Leveraging Consumer Awareness

Marketing from international bottled water companies such as Dasani and Nestle have raised the awareness of the importance of clean drinking water throughout the developing world. Additionally, the work of in-country public health departments and humanitarian aid organizations has contributed to consumer awareness for the need for potable water. Consumer behavior—as evidenced by the purchase of bottled water or use of firewood to boil water prior to consumption[57]—demonstrates this acquired knowledge. The estimated value of the bottled water market in Latin America in 2018 was $20.01 billion USD and it is expected to rise to about $30.65 billion USD by 2023[58]. **The Company** plans to leverage this public awareness and offer an easy, low-cost alternative to expensive water treatment solutions currently employed at the household level.

Increased Usability for Product Uptake

The Ola Filter was created to address design shortcomings of water filters currently sold in developing countries. Specifically, maintenance—via backwashing—has been streamlined and made more intuitive for low-literate consumers. Ola Filter reduces consumer behavior change by attaching directly to the faucet, enabling uncomplicated and consistent usage. **The Company** believes that the

---

[57] https://www.ncbi.nlm.nih.gov/pmc/articles/PMC2829912/#:~:text=An%20estimated%201.1%20billion %20people,or%20filtering%20their%20drinking%20water.
https://www.who.int/airpollution/publications/fuelforlife.pdf
[58] https://www.statista.com/statistics/977470/bottled-water-market-value-latin-america/

increased usability of the Ola Filter will contribute to sales by reducing consumer hesitancy, and help facilitate uptake via humanitarian aid organizations by decreasing the organization's need to demonstrate usage and reducing costs to educate filter users.

Sales Strategy

The Company has created a strategy for generating leads for buyers in humanitarian aid organizations, retail outlets, government organizations and other stakeholders that includes in-person networking, LinkedIn and email marketing, and outreach to humanitarian aid organizations.

Customers for retail sales are planned to be acquired through mainstream and grassroots marketing in conjunction with an in-country marketing team to optimize campaigns with culturally-relevant messaging. The Company expects that humanitarian aid organizations will also come to Ola Filter by word of mouth referrals and organizations such as CAWST, Engineering for Change, and other WASH and humanitarian relief professional organizations.

The Company's process for building customer relationships with humanitarian aid organizations includes:

- **The Company** has identified organizations working in developing countries in the sectors of basic needs, extreme poverty, WASH (water, sanitation, and hygiene), housing, public health, and disaster relief
- **The Company** plans to use phone banking and emailing to initiate relationships
- **The Company** is currently creating an information package for pipeline humanitarian aid organizations comprising product instructions and water testing certifications to develop trust of Ola Filter brand to be complete by September 2021 when **the Company** plans to introduce the Ola Filter to the Guatemalan market.
- **The Company** plans to negotiate with customers on bulk pricing and payment options
- **The Company** plans to be available for after-market support and customer service.

The Company's process for building customer relationships with retail customers includes:

- **The Company** has engaged a Guatemalan distribution partner for sales to in-country construction stores and household goods stores who has proven traction with similar non-consumables in the target market. Payment from **the Company** to the Guatemala distributor is structured based on sales commission, thereby incentivizing sales. In order to accurately price the distribution agreement, the agreement is planned to be formalized after the first production run.
- **The Company** plans to make and provide branding, marketing, and promotional material to retailers by October 2021. Messaging will be tailored for BoP consumers, made possible by the executive team's extensive experience working with low-income consumers, and leveraging

in-country marketing teams by first quarter 2022. Contracting of the in-country marketing team is included in the project budget.

- **The Company** plans to create targeted, grassroots marketing on social media platforms utilized by BoP customers: Facebook, Facebook Marketplace, Instagram, and WhatsApp
- Grassroots marketing will be implemented with in-country marketing professionals, and will include murals, billboards, community announcements, and advertisements on local radio stations
- **The Company** plans to gather endorsements from community leaders, local public health offices, and local universities
- **The Company** plans to offer seasonal promotions and discounts as it sees fit

Letters of Intent and Customer Pipeline

The sales strategy directs early resources towards humanitarian organization customers who have prior relationships or strategically aligned missions with **the Company**. As of May 26, 2021, Letters of Intent have been signed by Guatemalan humanitarian aid organizations Poder y Luz Maya[59], Agua del Pueblo[60], and Fundación Merichén resulting in 2,200 water filters pre-ordered with an expected revenue of $25,650.

The Company has identified 10 additional humanitarian organization customers in Guatemala and internationally, that have established water and sanitation community programs, with whom **the Company** has personal or professional relationships or mission-alignment, and are currently purchasing water filters or water treatment interventions such as well drilling or community water cisterns, with a potential for 19,700 filter sales and a revenue estimated at $228,824; pipeline and LOI presales result in a projected total of 21,900 filters sold and revenue of $254,474.

Customer pipeline reflects potential sales to humanitarian aid organizations and does not include the potential for retail and wholesale filter sales. Retail and wholesale sales, and any other additional filter sales, will be initiated after the raise depending on **the Company**'s manufacturing capacity based on the raised amount.

Figure 7: Pipeline and Sales Targets, based on organization's constituent size and operating budgets

Client	Estimated Filters Sold	Estimated Sales USD	Status
Poder y Luz Maya, Guatemala	2000	$23,000	Signed LOI

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[59] http://www.poderluzmaya.org

[60] http://www.aguadelpueblo.org/

Agua del Pueblo, Guatemala	100	$1,325	Signed LOI
Fundación Merichén	100	$1,325	Signed LOI
World Vision, International	2500	$28,750	Sales Prospect
WINGS, Guatemala	150	$1,987	Sales Prospect
Child Fund, International	1200	$13,800	Sales Prospect
Water for People, Guatemala & International	1200	$13,800	Sales Prospect
Ministry of Public Health, Guatemala	7500	$86,250	Sales Prospect
TECHO, Chile, Guatemala, International	1000	$11,500	Sales Prospect
Mayan Families, Guatemala	150	$1,987	Sales Prospect
Guatemala Housing Alliance, Guatemala	500	$6,625	Sales Prospect
ODIM-Community driven healthcare and education, Guatemala	500	$6,625	Sales Prospect
Catholic Relief Services	5000	$57,500	Sales Prospect

The Company in its discretion may replace any of these customers if needed.

Service Providers & Supply Chain

The Company will procure supplies, manufacture, assemble and sell the water filters. **The Company** benefits from 20 years of experience that its CTO has leading supplier relationships for Toyota. As the CTO is based in Michigan, USA, the initial R&D is headquartered in Michigan and is expected to transition to the Guatemala headquarters for production. **The Company** has created a qualified list of technical experts, manufacturers, and suppliers and has procured design and engineering assistance from industry experts. The availability of raw material and contractors for filter manufacture is not considered a supply bottleneck.

Below are Contractors already selected for the manufacture of water filters in the U.S. while **the Company** establishes headquarters in Guatemala, and for the manufacture of water filters in Guatemala when bridge tooling capacity is fully utilized, production tooling is purchased, and headquarters are established in Guatemala. **Regardless, the Company can continue to operate from the United States indefinitely.** Additional contractors may be selected as the Company sees fit.

Utilizing bridge tooling rather than starting with full production tooling provides a lower cost route to fully injection molded parts while allowing for design modifications and optimizations. Bridge tooling allows for low capital investment and a shorter lead time than steel tooling.

U.S. Contractors

The Company is working with a team of industry leaders in designing for manufacturability, based out of the Centrepolis Innovation Center in Michigan, to design and build bridge tooling for the plastic casing that houses the hollow fiber membrane filter component. The aluminum alloy used in bridge tooling allows for fine-tuning, and retooling if necessary, to ensure quality and standardized production of the injection molded components (filter tap attachment and filter housing). Retooling is standard manufacturing procedure, and is included in the total tooling costs from industry experts out of the Centrepolis Innovation Center. Plastic resin, epoxy resin, and packaging suppliers have been identified.

Guatemalan Contractors

The Company has identified 6 Guatemalan injection molding contractors capable of producing the plastic housing that holds the membrane filter element. Interim injection molding filter housing production prior to Guatemalan production will take place at the U.S.-based bridge tooling facility.

Hollow Fiber Membrane Contractors

The Company has identified supply chain partners for the manufacture of the internal hollow fiber membrane filter cartridge. The manufacturers have provided testing and quality control documentation for the hollow fibers utilitized, and ensured that components have been tested to NSF standards. **A low volume order of these filter cartridges has been procured for field testing in June 2021**. **The Company** is currently negotiating a contract with the supplier for large volume ordering, and has placed low volume orders with other manufacturers in order to ensure alternate suppliers. Because of the large number of hollow fiber membrane manufacturers **the Company** has identified, supply chain bottlenecks are not considered a concern for **the Company**.

Prototyping and Product Testing

The Company has deployed multiple rounds of rapid prototyped 3D prints for design and feature testing. Filters will be field tested in June 2021 with the following components: hollow fiber

membranes that are certified to NSF and EPA standards procured via supplier listed above and filter housing 3D printed in ABS from industry experts in design for manufacturability out of Centrepolis Innovation Center at Lawrence Tech University in Southfield, Michigan. Following field tests, and with the capital raised during the Raise, the Company will authorize the production of the injection molding bridge tooling and begin filter housing production with the completed bridge tooling completion.

Evaluation Criteria

The Company will evaluate the functionality of the water filter based on tests that will be executed by **the Company** using filter housing produced with the initial production run. Tests will include, but are not limited to, testing the functionality of threaded tap attachment, the quick-connect between the filter body and tap attachment when in primary use mode, and the quick-connect between the filter body and tap attachment in the secondary—backflushing—mode.

Prototype Status Schedule

The Company will 3D print filter housings, assemble housing with full production hollow fiber filter cartridges, and field test by June 2021. Injection molded housings with full production hollow fiber filter cartridges are planned for production in August 2021.

Transition to Production Manufacturing

The bridge tooling is a soft tool with a lifespan of up to 50,000 parts. The capital costs of this tooling will be covered with the minimum Target Offering Amount, and bridge tooling allows for sufficient capacity to meet the stated expected revenue listed in Figure 16.

If **the Company** raises the Maximum Offering Amount, full production tooling will be built after the bridge tooling is exhausted. Tryout of full production tooling will take place in the US, and then the tool will be transferred to the identified Guatemalan injection molding facility.

Figure 8: Tooling Transition


Bridge Tooling
Phase 1: Entry to Market 2021
Tooling Cost
$8,000
Maximum capacity
50,000 parts
Purchased when Raise Minimum Reached
Steel Tooling
Phase 2: Production 2022
Tooling Cost
$91,500
Capacity of
1,000,000+ parts
Purchased if Raise Target Reached or through future funding

Competition

The Market

The market for affordable point-of-use water filtration in developing countries is underserved. **The Company**'s competitors are backpacking filters, household water filters, and bottled water companies.

The Company distinguishes itself by supplying the most price competitive water filter[61], with a 5 year lifespan, and no replacement parts needed. By operating directly in developing countries, a key component of our strategic plan, **the Company** targets marketing and distribution directly to its customer segment while substantially reducing overhead, lowering operating costs and transport costs as **the Company** plans to manufacture closer to the consumer segment (BoP consumers and humanitarian aid organization working in developing countries) allowing it to operate at scale. **The Company** transforms an outdated, import-dependent product into a streamlined, high volume, and targeted business model. **The Company** leverages its design and economic development expertise and industry relationships to build brand recognition.

The following discussion and selection of products is not exhaustive but intended to be representative of what is generally available on the market based on the research and professional judgement of the Ola Filter management team.

Two companies that operate in a similar space to **the Company** are Ecofiltro and Sawyer International. While there are many companies that provide filters, these are the largest ceramic filter and hollow fiber membrane companies that sell filters in Guatemala, either by selling direct to the consumer, or to humanitarian aid organizations that then donate filters. Both companies retail filters at $35-$150 and rely on cross-subsidization with upmarket products to subsidize filters for BoP consumers—these companies donate water filters to developing countries as a corporate social good (CSR) program, such as in a "buy one, give one" model. Filter companies working directly in developing countries, such as Ecofiltro, use profits from upmarket versions of their water filters to subsidize the cost of baseline filters for BoP sales or donations. Alternately, **the Company** has created a projected profitable model while working within the constraints of BoP consumer budgets, and plans to focus on BoP consumer sales as the main revenue driver.

Ecofiltro[62] employs colloidal silver ceramic filters in plastic buckets. Ceramic filters are fragile, heavy, and primarily available in urban centers. The large size results in high transport costs, and because of their fragility, are difficult to transport to rural villages and in urban slums, where the majority of the world's poor live. Additionally, ceramic filters pass water even when the filtration component is fully

---

[61] https://www.engineeringforchange.org/solutions/products/?category=water

[62] https://ecofiltro.com/

utilized. If the user does not replace the filter unit on schedule, they could unknowingly drink contaminated water.

Sawyer International employs hollow fiber membrane technology in its water filters. Sawyer's filter products[63] exported to developing countries are distributed through select non-governmental organizations (NGOs) and are not available in retail outlets in developing countries. The Sawyer filter is designed to attach to tubing attached to a plastic bucket, requiring users to procure a bucket, and a drill with a specific drill bit to attach the tubing, complicating supply chains and user setup. The Sawyer filter requires the use of a plastic syringe to backwash the filter, complicating usability, and risking filter abandonment if the syringe is lost. Additionally, companies such as Sawyer do not include instructions that are picture-based for low-literate users, nor do they include instructions written in languages besides English.

Figure 9: Sample Water Filter Companies

Point of Use Water Filtration	Ola Filter	Ecofiltro	Sawyer International	Folia Water
Type of filter	Hollow fiber	Ceramic	Hollow fiber	Silver paper
Retail price	$19	$35	$37	$0.20
Lifespan*	5 years	2 years	5 years	2 days
Five year cost	$19	$55	$37	$164
Replacement Parts	none	every 2 years	none	every 2 days
User setup	Attaches to faucet	Filter unit in bucket	Filter unit attaches to bucket	Filter in cone above receptacle
Distribution**	retail, NGO	retail, NGO	NGO	retail
Target Customer	BoP	Middle class consumer in developing countries	Outdoor adventure market in developing countries	BoP

* Lifespan assumes a household size of five, with a daily water allowance of 1.9L per person

** In developing countries

*** Base of the Pyramid low income consumers in developing countries with an income of $4-$10/day USD PPP

---

[63] https://international.sawyer.com/products/bucket-adapter-kits/

 

Ceramic Filter - $35
$25 replacement every 2 years.

Hollow Fiber Filter - $58

Figure 10: Ceramic and hollow fiber membrane filters currently sold or distributed by human aid organizations in developing countries.

Unique Selling Proposition of the Company

The Company's leadership team knows emerging markets and BoP consumers. With this knowledge, the Ola Filter was designed by working backwards from consumer feedback using other filters. This has resulted in a brand and product that speaks to the aspirations and needs of BoP consumers, and leverages existing infrastructure and networks to increase affordability and access.

The Company prides itself on its competitive advantages which include:

- Design, engineering, and social business experience:
    - **The Company** CEO founded a design studio and led the successful growth of three Central American social businesses
    - **The Company** CTO worked as a design and prototype engineer for 20 years with Toyota, and has extensive experience building relationships with production and prototype suppliers
    - **The Company** COO created an award winning non-profit that creates rural distribution pathways to green technology in Guatemala
- Strategic partnerships - The team's founders come from the world of international development, engineering, and design. They have long-standing relationships with NGOs, humanitarian aid organizations, and Latin American business leaders. **The Company** COO has 15 years experience living and working in developing countries, including eight years as the Executive Director of a Guatemalan nonprofit, and has served as a consultant to 30 Guatemalan NGOs. These relationships increase access to customers, partnerships, and brand support.
- Information technology - the company has created a proprietary platform application to be utilized by **the Company**, humanitarian aid workers, and salespeople. App features include:
    - Data visualization

- ○ Sales tracking
- ○ Customer engagement surveys

Regulatory Approvals

Regulatory approvals for water filters are suggested, not required. **The Company** plans to certify the Ola Filter to NSF and EPA standards, as part of corporate responsibility, due diligence, and in the interest of **the Company**, its investors, stakeholders, and customers. All certifications will be obtained by **the Company**.

Corporate Structure

Ola Filter Corporation is wholly owned by the three founders and officers, Elizabeth Clandos, Theresa Smith, and Monika Goforth and is the main operating company, hiring employees and maintaining relationships with customers, suppliers, and distributors. The intellectual property of **the Company,** including all design materials, registered patents and trademarks, is wholly owned by Ola Filter Corporation.

The Company may open a Guatemalan subsidiary in order to comply with Guatemalan business regulations, and in order to streamline **Company** taxation. The subsidiary would be wholly owned by **the Company.**

The future company structure including the foreign subsidiary is illustrated below.



Figure 11: Ola Filter Corporate Structure

The Offering

Purpose of the Offering

The Company desires to:

1. Obtain funds from crowdfunding investments to develop a water filter product and establish business headquarters in Guatemala.

2. Diversify Ola Filter's source of raising funds to meet startup target financing.

3. Give more people access to impact investing through a crowdfunding offering.

Use of Proceeds

The Company is seeking to raise a minimum Target Offering Amount of $15,000 and up to $250,000 in this Offering. The money raised will be used to fund **the Company**'s capital investments, inventory expansion, and product go-to-market.

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering and funded by equity contributions by the Owners.

Use of Proceeds	If Target Offering Amount Raised		If Maximum Offering Amount Raised	
	$	%	$	%
Total Proceeds	$15,000	100%	$250,000	100%
Less: Raise Green Fees(1)	$750	5%	$12,500	5%
Net Proceeds	$14,250	95%	$237,500	95%
Capital Assets	$8,000	56%	$104,500	44%
Prototype Testing	$400	3%	$4,800	2%
Sales and Marketing	$850	6%	$20,000	8%
Filter Production Run	$5,000	35%	$40,000	17%
Payroll and Operations	$0	0%	$60,600	26%
Legal and Accounting	$0	0%	$7,600	3%

Total Use of Net Proceeds	$14,250	100%	$237,500	100%

*Figure 12. Use of Proceeds. **The Company** will adjust roles and tasks based on the net proceeds of the offering. While **the Company** plans to use the proceeds in the above manner, **the Company** maintains discretion to alter the use of proceeds, set forth above, to adhere to **the Company**'s overall business plan and liquidity requirements. (1) In addition to the five percent (5%) fee shown here, Raise Green will also receive from the Company a securities commission consisting of a SAFE with a principal amount equal to two percent (2%) of the amount of SAFEs sold in this Offering.*

If **the Company** raises the minimum Target Offering Amount and **the Company** does not raise additional funds in later rounds, the minimum Target Offering Amount is projected to be sufficient to cover the capital costs of bridge tooling, and materials cost for stated production volume, allowing for sufficient capacity to meet the stated expected revenue listed in Figure 15. In addition, filter production listed in Figure 15, the projected filter volume of 5,325 filters would result in an impact of 26,625 people with access to clean drinking water on demand.[64] The funds raised from the minimum Target Offering Amount of $15,000 are sufficient to build out the product and go to market in Guatemala with 1,000 filters, enabling **the Company** to show traction, usage, and uptake to future funders and investors. **The Company** is pursuing grants, accelerators, and additional funders in tandem with the crowd equity raise on Raise Green, and plans to continue to do as is strategic.

If **the Company** raises the Maximum Offering Amount and **the Company** does not raise additional funds in later rounds, the Maximum Offering Amount is projected to be sufficient to cover the capital costs of bridge tooling, production tooling, materials cost for stated production volumes, and associated overhead, allowing for sufficient capacity to meet the stated expected revenue listed in Figure 14.

Financing

Raise Green Fees - Raise Green cash fees are 5% of the total raised amount.

Capital Assets

Injection mold bridge tooling equipment will be purchased for water filter housing and utilized for up to the first 50,000 filters produced. Bridge tooling allows for modifications in exterior design based on customer usage feedback. Bridge tooling will be upgraded to production scale steel tooling when the

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[64]https://www.pewresearch.org/fact-tank/2020/03/31/with-billions-confined-to-their-homes-worldwide-which-living-arrangements-are-most-common/#:~:text=In%20Latin%20America%2C%20household%20sizes,roughly%204.6%20members%20per%20household.

bridge tool is fully utilized and full funding amount has been raised. Production tooling will allow for increased capacity and economies of scale. Bridge tooling estimates from contractor: Contrast Engineering, Southfield, MI.

If **the Company** raises the Maximum Offering Amount, full production tooling will be built after the bridge tooling is exhausted. Tryout of full production tooling will take place in the US, and then the tool will be transferred to the identified Guatemalan injection molding facility. Production tooling estimates from contractor: Team Technologies, Chicago, IL.

Prototype Testing

This will be paid to tooling contractors for parts for testing to evaluate viability of filter housings produced on bridge and production tools. Bridge-tooled prototypes estimates from contractor: Contrast Engineering, Southfield, MI. Production-tooled prototype estimates from contractor: Team Technologies, Chicago, IL. Testing of prototypes executed by **the Company**.

Sales and Marketing

This will be paid to media vendors and in-country marketing groups to support sales and marketing efforts. Projected marketing costs are based on estimates from the Guatemalan marketing firm, Logisti-k, that **the Company** plans to utilize for Guatemalan sales and distribution.

Filter Production Run

These proceeds will be used to produce filter housing, and purchase hollow fiber membrane filters and product packaging, and other inventory from suppliers to meet demand needs. Cost of Goods Sold (COGS) for filter production run based on estimates from injection molding contractors, and filter cartridge and packaging suppliers.

Payroll and Operations

These proceeds will be used to secure sufficient runway to go-to-market and establish **the Company**'s headquarters in Guatemala. This includes basic executive salaries and organizational overhead to support the growth of the Company.

Legal and Accounting

The start-up one time legal fee for **the Company** to do this raise is $1,546 and was covered by member contributions prior to the raise opening. The cost for provisional patent filing is covered at a value of $2,500 through the RISE grant awarded to **the Company** by Aurora Consulting.

Legal fees incurred will include trademark registration in the U.S. and Guatemala, incorporation of Ola Filter Corporation in Guatemala, and accounting fees as **the Company** sees fit.

Directors, Officers, and Employees

The Ola Filter Corporation Bylaws identify three officers also serving as members of the Board. The three Officers manage the day to day operations of the Company and all employees of Ola Filter Corporation. Ola Filter Corporation is the main operating company, hiring employees and maintaining relationships with customers and contractors.

Officers and Directors

Elizabeth M. Clandos

Company: Ola Filter Corporation
Title: Chief Executive Officer
Title: Board President
Dates of Service: May 13, 2021 to Present

Other Positions:
Company: Aspirational Technology LLC
Title: Member, Chief Executive Officer
Dates of Service: November, 20, 2020 to Present

Company: The All Together Foundation
Title: Social Business Developer
Dates of Service: January 2018 - January 2019

Company: Layout & Co
Title: Founder, Designer
Dates of Service: July 2015 - August 2018

Elizabeth Clandos is the co-founder and CEO of Ola Filter Corporation, leading strategy, design and branding. Elizabeth's career is dedicated to integrating the skills of marginalized workers with contemporary design, efficient systems, and economic opportunities.

Elizabeth partnered with U.S. fashion designers to restructure a Guatemalan women's sewing cooperative, doubling employment, and tripling sales. And in response to the need for employment opportunities for low-literate, indigenous women, she co-created a natural skin care cooperative with a Canadian skin care company. In Mexico, Elizabeth worked with Fundación En Vía, highlighting outstanding female entrepreneurs and the role of microcredit. She founded Layout & Co, a Los Angeles-based boutique design studio, where she designed low-impact, modular furniture, built exclusively by immigrant craftspeople.

As social enterprise developer for the All Together Foundation in Guatemala in 2019, she overhauled the organization's social businesses. At the nonprofit's restaurant, Konojel, she slashed inefficiencies and rebuilt the brand, resulting in a 4x growth in sales, doubled profits, increased employment benefits, and a 3x increase in employment opportunities for local women; as a result of her efforts, the restaurant was selected as Lonely Planet's Top Pick and was recommended by the Wall Street Journal.

While in Guatemala, Elizabeth observed the dire need for affordable water filtration. Elizabeth engaged in many conversations with staff and beneficiaries and was struck by how the design flaws in current water filters were creating obstacles to the long term usage of this vital technology. She set out to design a user-friendly water filter, create a brand that speaks to the aspirations of low-income consumers, and build a lean business model to maximize impact. Elizabeth has a B.A. in International Economic Development from the University of California, Berkeley.

Theresa A. Smith

Company: Ola Filter Corporation
Title: Chief Technical Officer
Title: Board Treasurer
Dates of Service: May 13, 2021 to Present

Other Positions:
Company: Aspirational Technology LLC
Title: Member, Chief Technical Officer
Dates of Service: November, 20, 2020 to Present

Company: Appropriate Technology Collaborative
Title: Operations Director
Dates of Service: March 2020 - April 2021

Company: Toyota Motor North America

Title: Principal Engineer

Dates of Service: June 2000 - February 2020

As the Chief Technical Officer, Theresa leads R&D and product development. She is responsible for the water filter product engineering and CAD design, equipment sourcing, process flow design, and process efficiency monitoring. Additionally, as Treasurer of the Board, Theresa manages all finance-related issues for the company. She is the lead in the establishment and operation of company financial accounting, budgeting, and expense record keeping.

Prior to joining Ola Filter Corporation, Theresa was a principal engineer with Toyota Motor North America. She has 7 years of experience in vehicle design and 13 years in prototype development. She has an in-depth understanding of the Toyota Way of Continuous Improvement and Respect for People; she is certified in the Toyota Business Practice method of problem solving, and has 20 years of on-the-job industry experience in project management and supplier relations. Theresa has a B.S.E in Mechanical Engineering from the University of Michigan.   _____

Monika N. Goforth

Company: Ola Filter Corporation

Title: Chief Operating Officer

Title: Board Secretary

Dates of Service: May 13, 2021 to Present

Other Positions:

Company: Aspirational Technology LLC

Title: Member, Chief Operating Officer

Dates of Service: November, 20, 2020 to Present

Other Positions:

Company: Appropriate Technology Collaborative

Title: Executive Director

Dates of Service: January 1, 2014 to September 20, 2021

Monika Goforth is the executive responsible for strategic partnerships and distribution for Ola Filter Corporation. She has 15 years experience working in sustainable economic development in Africa and Latin America.

As executive director of the green tech nonprofit Appropriate Technology Collaborative, she co-founded Mayan Power and Light to build distribution pathways and increase access to essential technology for rural communities. Under her leadership, the organization trained 147 women entrepreneurs, activated 17 microbusinesses, and trained 622 people in the fundamentals of solar power. She worked alongside engineers and community leaders to install solar power in over 20 community buildings, delivering power to over 36,800 people. Mayan Power and Light is recognized by UN-backed Sustainia100 (2016), Energy Globe (2019), Great Lakes Renewable Energy Association (2019), and United Nations Association of Greater Lansing and Greater Detroit (2020).

Monika served as the Globalgiving Foundation's Guatemala Ambassador, where she advised over 30 nonprofits in Western Guatemala, has worked with Canadian Physicians for Aid and Relief in Ethiopia, and her academic research in Zimbabwe and South Africa was recognized in the Food and Agriculture Organization *Sustainability Pathways: Best Practices.* Monika has a B.A. in International Relations from Mt. Holyoke College and a M.A. in Social Change and Development from University of Newcastle.

Current Employees

As of May 26, 2021, the 3 officers of Ola Filter Corporation constitute all current employees.

Capital Structure and Ownership

Capital Structure

As of May 26, 2021, Elizabeth Clandos, Co-Founder and CEO; Theresa Smith, Co-Founder and CTO; and Monika Goforth, Co-Founder and COO, are the only members of Ola Filter Corporation controlling 100% of the voting interest of **the Company**.

Because the Raise offering is a Simple Agreement for Future Equity (SAFE) and not an equity security, the Raise offering will not affect the voting interest of Ola Filter Corporation.

<u>**Foreign Subsidiary**</u>

The Company may open a Guatemalan subsidiary in order to comply with Guatemalan business regulations, and in order to streamline **Company** taxation. The subsidiary would be wholly owned by **the Company.** The management team has selected Guatemala due to the executive team's professional networks in country, potential partnerships, strategic location to Central America, Mexico, and the Carribean, sea port in Puerto Barrios to access the Caribbean market, low materials cost for materials purchased in Guatemala, and trade agreements between Guatemala, Mexico, Peru, Ecuador, Nicaragua, El Salvador, Honduras.

Principal Security Owners

Ownership of Ola Filter Corporation is as follows:

Name of Beneficial Owners	Number and Class of Securities Held	% of voting power prior to the offering
Elizabeth Clandos	1500, Common	33.33%
Theresa Smith	1500, Common	33.33%
Monika Goforth	1500, Common	33.33%

Figure 13: Principle Security Owners Ola Filter Corporation

Indebtedness

The Company has no debts outstanding.

Exempt offerings within the past three years

The Company has none.

Terms of the Offering

Summary

You are purchasing a SAFE in Ola Filter Corporation.

Set forth below is a summary of the terms pursuant to which Ola Filter Corporation intends to offer (the "Offering") certain Simple Agreement for Future Equity ("SAFE").

Funding goal: Target Offering Amount of $15,000 to a Maximum Offering Amount of $250,000

Ola Filter Corporation needs to raise $15,000 before the deadline. The maximum amount Ola Filter Corporation is willing to raise is $250,000.

Type of security: Simple Agreement for Future Equity (SAFE)
An investor makes a cash investment in a company, but gets company stock or cash at a later date, in connection with a specific event.

Valuation cap: $5,000,000

The maximum valuation at which your investment converts into equity shares or cash.

Discount Rate: 80%

If a trigger event for Ola Filter Corporation occurs, the discount provision turns the SAFE to SAFE Preferred Stock purchased at the "Discount Price", which means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

Minimum investment: $500

The smallest investment amount that Ola Filter Corporation is accepting, with incremental amounts after that of $100

Offering Period: June 3, 2021 to July 31, 2021
Ola Filter Corporation needs to reach their minimum funding goal before the end of the offering period (July 31, 2021 at 11:59 PM ET). If they don't, all investments will be refunded.

Term: Begins on the first day immediately following the Offering Period (the "Issuance Date")

Simple Agreement for Future Equity

Minimum Investment $500 with Incremental Principal Amounts of $100

Minimum Target Offering Amount of $15,000, and up to a Maximum Offering Amount of $250,000

Conversion Event

Converts to Equity with qualifying Equity Financing Event as outlined in the SAFE agreement. An "Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

Minimum Investment

The minimum investment for this Offering shall be $500 and additional amounts may be invested in increments of $100 thereafter.

SAFE Terms and Conversion

In exchange for the payment by Crowdinvestors, the Company issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms described below.

The "Post-Money Valuation Cap" is $5,000,000.

The "Discount Rate" is 80%.

See the SAFE attached for certain additional defined terms.

1. **Events**

    (a)   **Equity Financing.** If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

    In connection with the automatic conversion of this SAFE into shares of SAFE Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b)   **Liquidity Event or Conversion Event.** If there is a Liquidity Event or Conversion Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event or Conversion Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). Or (iii) the amount payable on the number of shares of Common Stock equal to the per share Fair Market Value price as determined by a formal valuation conducted by a qualified independent third-party to be engaged by the Board of Directors. If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event or Conversion Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under the SAFE.

(c)   **Dissolution Event.** If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in the SAFE) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d)   **Liquidation Priority.** In a Liquidity Event, Conversion Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii)   On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or

Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

      (iii)   Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other SAFEs and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

      (e)   **Termination.** This SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this SAFE, subject to terms on the payment, or setting aside for payment, of amounts due the Investor as outlined in the SAFE.

Additional miscellaneous terms

      (a)   Any notice required or permitted by this SAFE will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

      (b)   The Investor is not entitled, as a holder of this SAFE, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this SAFE be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this SAFE is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

      (c)   In the event any one or more of the provisions of this SAFE is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this SAFE operate or would prospectively operate to invalidate this SAFE, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this SAFE and the remaining provisions of this SAFE will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(d)　　All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(e)　　The parties acknowledge and agree that for United States federal and state income tax purposes this SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

Limitation of Voting Rights

The holders are not entitled to vote on any matters of the Company; Elizabeth Clandos, Monika Goforth and Theresa Smith control 100% of the voting rights of the Company.

Investors will not have the right to vote upon matters of the Company even if and when their SAFE securities are converted into SAFE Preferred Stock (the occurrence of which cannot be guaranteed). Upon such conversion, the SAFE Preferred Stock will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the equity security holders are required to enter into a proxy agreement with the Intermediary to vote their equity securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the SAFE Preferred Stock are converted in connection with an offering of Series A Preferred Stock, Investors would receive equity securities in the form of shares of Series A Preferred Stock and would be required to enter into a proxy that allows the Intermediary to vote their shares of Series A Preferred Stock consistent with the majority of the Series A Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Effect of Principal Shareholders Rights on Purchasers of Security being Offered

The Company has all of the voting equity of the Company and is the sole member of the Company. Accordingly, the Company has the sole ability to control the day-to-day operations of the Company, including additional financings, that could materially impact the Company's ability to meet its Note obligations. Noteholders have no ability to influence Company action.

Modification and Termination

The terms of the security cannot be modified solely by the Company once the SAFE is issued to investors. Per Regulation CF, the terms of the security could be modified by the Issuer during the raise process, but that would be considered a material change and require investor reconfirmation. Once the Offering is within 48 hours of the Closing Date, the Issuer cannot modify the terms. See Appendix 2 for more information.

(a)   Any provision of this SAFE may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding SAFEs with the same "Post-Money Valuation Cap" and "Discount Rate" as this SAFE (and SAFEs lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such SAFEs must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of SAFEs whose SAFEs have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of SAFEs.

Restrictions on Transfer of Securities being Offered: Pursuant to Regulation CF

The SAFE being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued except for limited circumstances. For further information see Appendix 2. After the one year period, any transfer or sale of the SAFE must receive prior written consent from the Issuer to ensure accurate records of ownership among other material items.

(a)   Neither this SAFE nor the rights in the SAFE are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however,* that this SAFE and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further,* that the Company may assign this SAFE in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

Financial Condition

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS.ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. OLA FILTER CORPORATION UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Financial Statements for Fiscal Year 2021

Financial statements provided here are prepared pursuant to accordance with U.S. Generally Accepted Accounting Principles (GAAP). The full Profit and Loss Statements, Balance Sheet and Cash Flow Statements are available in Appendix 3 attached.

Financial Milestones

The Company has a pipeline of humanitarian aid organizations interested (See Figure 7 *Pipeline and Sales Targets*) in bulk purchasing of the Ola Filter. Below are key milestones to grow **the Company**, generate cash, and become profitable.

In place:

In March 2021, Guatemalan NGO Mayan Power and Light signed a Letter of Intent with **the Company** to purchase 2,000 water filters, with revenue of $23,000, Guatemalan NGO Agua del Pueblo signed a letter stating an interest to purchase 100 water filters, with revenue of $1,325.

In March 2021 , **the Company** established an informal agreement with a retail distribution partner in Guatemala to distribute water filters to construction and home goods stores throughout the country.

On April 14, 2021, **the Company** was awarded the RISE (Relief for Innovative Startup Endurance) award from Aurora Consulting. The monies ($2500) and professional support were awarded to **the Company** to draft and file the provisional patent for the Ola Filter.

On May 10, 2021, **the Company** filed a provisional patent application to the USPTO. Patent application for Ola Filter discloses the proprietary backwashing feature of the product and universal tap attachment capabilities.

In April and May 2021, **the Company** rapid-prototyped filter housing casings to determine exterior aesthetic features, and quick-connect options between filter housing and filter tap attachment.

In May 2021, **the Company** identified the filter module supplier for the hollow fiber membrane filter cartridges. Sample cartridges have been received by **the Company** and are currently undergoing testing to confirm effectiveness in filtering contaminants.

On May 25, 2021, Guatemalan NGO Fundación Merichén signed a Letter of Intent to purchase 100 filters with an expected revenue of $1,325.

Second thru Fourth Quarter 2021:
- Crowdfund to raise between $15,000 and $250,000
- Field test 20 water filters in Guatemala
- Formalize distribution agreement with Logisti-k with filters now in hand
- Bridge tooling equipment built and trialed
- Bridge tooling equipment operational
- First production run completed of up to 5,000 filters
- Sell first batch of filters to 3 NGOs with LOIs in place generating revenue of $25,650
- Initiate sales of filters through retail distributor and direct sales to additional humanitarian aid organizations
- Apply for additional funding through accelerators and venture firms as needed to reach growth funding
- Expected to be able to deploy all capital raised expeditiously -- revenues streams expected to cover Company expenses 2022 and forward

While **the Company** hopes to raise the Maximum Offering Amount through crowdfunding made available in this offering and accomplish its goals to provide basic needs and reduce poverty globally **the Company projects that it can be self-sustaining with varying levels of capital infusion from the Crowd.**

Anticipated Revenues

As of the date of this Offering, **the Company** has yet to have any revenues but expects to by the end of the fourth quarter 2021 from sales to 3 humanitarian aid organizations that have already signed Letters of Intent.

Anticipated revenues are from wholesale sales to humanitarian aid organizations, direct to consumer sales, and wholesale sales to retailers. **The Company** benefits from the existing professional networks of its executive team, and will leverage its partnerships with humanitarian aid organizations in developing countries. In addition, **the Company** has an informal agreement, to be formalized once production of the initial product is completed as part of the field test period, with an established retail distribution partner in Guatemala to distribute water filters to construction and home goods stores throughout the country.

The Company is optimistic in the sales targets due to initial interest garnered from the three humanitarian aid organizations with which it has contacts. **The Company** has purposely selectively marketed the Ola Filter to a handful of humanitarian aid organizations, and has garnered unanimous interest in purchasing filters.

Figures 14 and 15 are provided to show projections at the minimum and maximum goals for the raise to demonstrate the Company's growth flexibility.

The below Figures 14 provide a projection for how the Company expects to generate revenue in its first five years if it raises the full $250,000. The Company expects to be fully operational and ready to manufacture water filters within 3 months of the close of the raise, and go-to-market within 4 months.

Revenue	2021	2022	2023	2024	2025
Retail Sales (expected price $19)	$9,500	$81,320	$135,660	$325,470	$542,450
Retail units sold	500	4,280	7,140	17,130	28,550
Wholesale Sales (expected price $11.50)	$17,250	$295,780	$492,890	$1,183,005	$1,971,675
Wholesale sales units sold	1,500	25,720	42,860	102,870	171,450
Total Sales	$26,750	$377,100	$628,550	$1,508,475	$2,514,125

Figure 14. Water Filter Sales Projections 2021-2025, assumes $250,000 raised in July 2021

- The projected sales reflect revenue from combined wholesale and retail sales at the sales volume targets identified by **the Company**.
- The projected sales assumes sales to pipeline humanitarian aid organization clients with confirmed sales contracts.

The below Figure 15 provides a projection for how the Company expects to enter the market and manufacture and distribute water filters in its first five years if it raises the minimum goal of $15,000 and no other funds are raised. This amount will enable bridge tooling to be built, and for water filters to be tested, manufactured, and to enter the market in developing countries.

Revenue	2021	2022	2023	2024	2025
Retail Sales	$0	$0	$0	$0	$0
Retail units sold	0	0	0	0	0
Wholesale Sales (expected price $13.50)	$13,500	$13,837	$14,175	$14,850	$15,525
Wholesale sales units sold	1,000	1,025	1,050	1,100	1,150
Total Sales	$13,500	$13,837	$14,175	$14,850	$15,525

Figure 15. Water Filter Sales Estimates 2021-2025, assumes $15,000 raised in July 2021.

Anticipated Annual Expenses

Operating Expenses

The Company pays for Operations, Payroll, and all other costs incurred by **the Company**.

SG&A (Selling, General, and Administrative) costs for **the Company** include, but are not limited to, executive salaries, employee payroll, R&D expenses, rent, utilities, legal, marketing, and accounting expenses. Projected numbers for payroll and overhead are based on wages and expenses typical of similar businesses operating in Guatemala, based on the experience the management team has running businesses in Guatemala. Legal, accounting, and marketing estimates are supplied by contractors.

COGS (cost of goods sold) includes all the production costs for the filter housing and tap attachment, filter cartridge, and packaging, based on quoted estimates from suppliers.

Financial Projections

The Company's financial projections for the next 5 years are below, based on sales volume targets identified by **the Company**.

	2021	2022	2023	2024	2025
Projected Sales Income	$26,750	$377,000	$628,000	$1,508,000	$2,514,000
Expenses COGS	$8,700	$103,000	$263,000	$653,000	$1,120,000
Expenses SG&A	$17,800	$168,000	$248,000	$306,000	$469,000
EBIT (Pretax Income)	$250	$106,000	$117,000	$549,000	$925,000

Figure 16. Financial Projections as of May 26, 2021, assumes $250,000 raised in July 2021

	2021	2022	2023	2024	2025
Projected Sales Income	$13,500	$13,837	$14,175	$14,850	$15,525
Expenses COGS	$7,650	$7,841	$8,190	$8,745	$9,315
Expenses SG&A	$3,500	$3,500	$3,500	$3,500	$3,500
EBIT (Pretax Income)	$2,350	$2,496	$2,485	$2,605	$2,710

Figure 17. Financial Projections as of May 26, 2021 assumes $15,000 raised in July 2021

Liquidity and Capital Resources

The Company currently has $1,000 in Cash and Cash Equivalents ("Cash") as of May 26, 2021. This is the balance of the initial equity contributions from its members. This Cash is available to fund projects alongside the funds raised in this Offering, among other uses. **The Company** expects to grow sales and operations commensurate with funds raised in the Offering. **The Company has built into their financial projections to target at least 6 months of runway in Cash or Cash Equivalents.**

The proceeds of this raise are required for the establishment of **the Company**, and are instrumental in its growth. The Use of Proceeds outlines the critical nature of the raise to meeting our business and impact plans.

The Company expects to start generating revenue through sales of water filters from the pipeline bulk customers by December 31, 2021. Sales would begin to generate cash right away. Due to the lean manufacturing model of **the Company** and its low operating costs, once filter sales are initiated, **the Company** is expected to be able to operate and scale through the conversion and beyond.

If **the Company** raises the Maximum Offering Amount of the Offering, **the Company** anticipates they will have sufficient funds to pay up to 12 months of operations, in event of revenue delays.

If the Company only raises the minimum Target Offering Amount of $15,000, the Company management will not be able to draw salaries and focus on fundraising to scale at a faster pace. The Company will have to wait for sales revenues to come through before producing additional filters to sell in the interim.

Please see the list of the Risks associated with an investment when utilizing the financial forecasts prepared by the Company.

Regulatory Information

<u>Tax</u>

Investors will be provided with tax information on an annual basis related to their investment. It is important that investors keep their information up to date with **the Company** during the life of the investment in order to receive this information on a timely basis. **The Company** may incorporate a Guatemalan corporation which would be subject to Guatemalan taxation which is expected to be: 25% corporate and 12% sales taxes.

Disqualification

No Disqualifying event has been recorded in respect to the company or its officers or directors.

Annual Reports

The Company plans to provide Annual Reports to investors, available within 120 days of the calendar year end. Appendix 3 has a Financial Statement for 2021. **The Company** will post any required Annual Reports on EDGAR, the SEC's website, and subsequently on its website www.olafilter.com.

Compliance Failures

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Investors should carefully read the Issuer's Offering Materials, including the Form C and this Offering Page. Investors should seek advice from a financial advisor and ask questions, if any, directly to the Company on the Forum Section on this Page. Raise Green does not provide financial, tax, accounting, or legal advice, and does not recommend any particular investment. Investors must take into consideration their own particular financial circumstances prior to investing.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company Risks

New Technology - New Product

The Company is engaged in creating a completely new product. While the Company leverages certain existing and certified technologies, the Company has yet to manufacture and test the product in the market. As a result, investors must understand that it is difficult to fully assess the risks in the Company's ability to meet its business plan and for investors to receive a return on their investment.

Reliance on Contractors

The Company depends on suppliers and contractors to meet its contractual obligations to its customers and conduct our operations. The Company's ability to meet its obligations to its customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of the Company's products may be adversely impacted if companies to whom it delegates manufacture of major components or subsystems for our products, or from whom the Company acquires such items, do not provide components which meet required specifications and perform to the Company and its customers' expectations. The Company's suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where the Company relies on only one or two contractors or suppliers for a particular component. The Company's products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet the Company's requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting business and results of operations.

Intellectual Property Risks

The Company relies on certain intellectual property rights to operate its business. **The Company**'s **intellectual property rights may not be sufficiently broad** or otherwise may not provide us a significant competitive advantage. In addition, the steps that the Company has taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to the Company because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of the Company intellectual property. The Company's failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact its competitive position and results of operations. The Company also relies on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to the Company's trade secrets or other proprietary rights. As the Company expands its business, protecting its intellectual property will become increasingly important. The protective steps the Company has taken may be inadequate to deter its competitors from using its proprietary information. In order to protect or enforce its patent rights, the Company may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against the Company with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in its industry are generally uncertain. The Company cannot assure that it will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Foreign Risk

The Company is dedicated to creating and selling the filter in developing countries. Developing countries experience higher political instability, lack of resources and infrastructure for a business.

The Company's revenues will be in foreign currencies and in developing countries which can fluctuate dramatically. Volatility of currencies can make it difficult to plan, order supplies and make financial projections. Even short periods of volatility may significantly impact the company given it is a startup with limited resources to manage short term swings. If currencies move negatively for the Company, the revenues and expenses may go down and up respectively and cause the company to become unprofitable.

Doing business in a foreign country from the United States is subject to other risks beyond currency fluctuations. This can include but not limited to, regulatory risks, political instability, corruption, bureaucratic complications, and the infrastructure challenges unique to developing countries.

The Company may incorporate a **foreign subsidiary** as it sees fit and is strategic for **the Company. This subsidiary** would be subject to the regulatory environment in which it is incorporated and the associated risks including, but not limited to, changing regulatory environment, changes in government, and currency fluctuations, amongst others

Central to the plan for **the Company** is establishing a local presence to manufacture and distribute filters, first starting in Guatemala. The Company may experience issues in establishing this entity locally which would negatively impact their cost estimates and general approach to the business. **The Company** to achieve its sales and impact goals, plans to sell across developing countries globally. The risks and challenges unique to each developing country are unknown, and the Company may find significant limits to their ability to expand.

Reputation Risk

The Company's reputation and the quality of its brand are critical to its business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. **The Company** may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm **the Company's** performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording **the Company** an opportunity for redress or correction.

Limited operating history

The Company and its Business (defined below) are continuing to be developed, in part, with the proceeds of the Offering. **The Company**, which was organized in April 2021, has not yet generated revenue. The revenue-generating product has not yet become available for sale. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications, and delays usually encountered by companies in their early stages of development; however, **the Company** will benefit from its founders' years of experience and know-how, plus the expertise of **the Company's** advisors. **The Company** may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Testing and Certification

The Company plans to begin field testing filters in June 2021 using 3D printed filter bodies and tap attachments. Problems identified during this testing may initiate design changes or otherwise delay the planned product release to market.

The Company plans to test the product to 3rd party testing both in the US and internationally, prior to distribution and sale. This includes testing to the National Science Foundation (NSF) and U.S. Environmental Protection Agency (EPA) protocol and standards. In the event that **the Company**'s product does not meet standards, **the Company** may not be able to sell and distribute the product until those standards are met.

Insurance

The Company is currently uninsured and plans to obtain liability and officers insurance for Ola Filter Corporation and liability insurance for the Guatemalan subsidiary when target raise is obtained, and **the Company** begins filter production.

Filter Lifespan

The Company has designed the water filter to last up to five years. High turbidity, irreversible fouling, extreme temperatures, improper usage, or a combination of these factors may affect the product lifespan. **The Company** does not plan to guarantee the five year lifespan of the filter. In marketing messaging, **the Company** will highlight the financial returns from the purchase of the filter after two months of usage, regardless of total filter lifespan achieved.

Undercapitalization

In order to achieve **the Company's** near and long-term goals, **the Company** may need to procure funds in addition to the amount raised in the Offering. There is no guarantee **the Company** will be able to raise such funds on acceptable terms or at all. If **the Company** is not able to raise sufficient capital in the future, **the Company** may not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

The Company may have difficulty raising needed capital in the future as a result of, among other factors, its lack of revenues from sales, as well as the inherent business risks associated with the company in present and future market conditions. **The Company** will require additional funds to execute its business strategy and conduct operations. If adequate funds are unavailable, **the Company** may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Natural Disaster

There is the possibility that a natural disaster or other events beyond the control of **the Company** could cause damage to the equipment. This may cause unexpected replacement costs and negatively impact financial returns. While the vendor equipment is covered by a number of insurance policies, all possible damage may or may not be covered by the insurance company or the insurance coverage at the vendors (e.g., tooling manufacturer, injection molder, packaging die cutter, etc..) may not be adequate.

COVID-19 Risks

With shelter-in-place orders and non-essential business closings potentially happening throughout 2021 and into the future due to COVID-19, the revenue of small businesses has been adversely affected. COVID-19 may have an impact on **the Company's** revenues and business plan. COVID-19 has and may continue to affect local and global economies, which may affect **the Company**, its suppliers or its customers, any of which could have a negative impact on **the Company** and its business model. Given developing countries have not scaled vaccinations, like in the United States, there is added significant risk that this delay in vaccination will impact the Company's ability to meet its business plan.

External Market Factors

The point-of-use water filtration industry in less developed countries is an emerging market that is constantly evolving and may not develop to the size or at the rate **the Company** expects. It may take several years to fully develop and mature, and **the Company** cannot be certain that the market will grow to the size or at the rate it expects. Any future growth of the market and the success of **the Company's** service offerings depend on many factors beyond our control, including recognition and acceptance of water treatment solutions by consumers, the pricing of alternative sources of potable water, a favorable regulatory environment, and our ability to provide cost-effective treatment solutions. If the market is not widely accepted, it may affect our ability to receive funding. If there were declining macroeconomic conditions (i.e. unemployment and absolute purchasing power of target consumers), this could impact customer's financial viability and incentives to purchase water filters, even if such purchases would generate immediate and long-term savings.

The Company operates in developing countries that are subject to institutional and governance risks, such as those associated with political change, corruption, currency fluctuations, and bureaucratic complications. These complications are outside of the control of **the Company** and may have adverse effects on **the Company's** operations within these countries.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company.

Investors will not become equity holders until the Company decides to convert the Securities into "SAFE Preferred Stock" (the type of equity securities issuable upon conversion of the Securities) or until there is a Liquidity Event, Conversion Event, or Dissolution event, as defined in the SAFE.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. The Company is under no obligation to convert the Securities into SAFE Preferred Stock unless a Conversion Event, Liquidity Event or Dissolution Event is initiated by the company's Board of Directors. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into SAFE Preferred Stock. Upon the conversion of the Securities into SAFE Preferred Stock (which cannot be guaranteed), the holders of the SAFE Preferred Stock will be required to enter into a proxy with the Intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the SAFE round investors follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into SAFE Preferred Stock (the occurrence of which cannot be guaranteed). Upon such conversion, the SAFE Preferred Stock will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the SAFE Preferred Stock Security holders are required to enter into a proxy agreement with the Intermediary to vote their SAFE Preferred Stock shares with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. Thus, Investors will essentially never be able to vote upon any matters of the Company, except as required by law.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the SAFEs do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities through a Conversion Event in which they opt to convert SAFE investors due to some revenue threshold, impact metric, or other decisions by the Company's Board of Directors, yet upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a Liquidity Event or Conversion Event and Investors may have to hold the Securities indefinitely.

Although the Company intends to convert SAFE investors as soon as practicable through commercial or impact success, the Company may never conduct a future equity financing or elect to convert the Securities whether or not such future equity financing does occur. In addition, the Company may never undergo a Liquidity Event or Conversion Event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity and SAFE securities will be subject to dilution. The Company anticipates a need to issue additional equity to raise third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Should the Company enter into equity grants, capital formation, or a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

<u>Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.</u>

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Equity Financing and further at the Conversion Price (as defined in the SAFE) shall have only such preferences, rights, and protections in proportion to the Equity Financing and the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company. The foregoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the SAFE, which is attached in this Offering Memorandum as an Appendix 2.

<u>There is no present market for the Securities and the Company has arbitrarily set the price.</u>

The Offering price of the Securities were not established in a competitive market. The Company has arbitrarily set the Offering price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on the Company's net worth or prior earnings. The Company cannot guarantee that the Securities can be resold at the Offering price for the Securities or at any other price.

<u>In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.</u>

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of SAFEs can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

<u>While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.</u>

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all appendices carefully and should consult with their attorney and business advisor prior to making any investment decision.

Valuation

The SAFE is an equity instrument and therefore the company and its Post-Money Valuation Cap are valued on a multiple of gross Revenues for an initial internal calculation. The valuation cap was selected as a 5x multiple of anticipated Revenues after the initial launch.

General Crowdfunding Risks

Speculative

Investments in startups and early-stage ventures are speculative and these enterprises can fail. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. You should be able to afford and be prepared to lose your entire investment. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

Illiquidity

Pursuant to state and federal securities laws, you will be limited in your ability to resell your investment for the first year and may need to hold your investment for an indefinite period of time. Unlike investing in companies listed on a stock exchange where you can quickly and easily trade securities on a market, you may have to locate an interested buyer when you do seek to resell your crowdfunded investment.

Cancellation Restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited Disclosure

The Company may disclose only limited information about **the Company**, its business plan, the offering, and its anticipated use of proceeds, among other things. An early-stage company may be able to provide only limited information about its business plan and operations because it may not have fully developed operations or a long history to provide more disclosure. **The Company** is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first twelve months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events—continuing disclosure that you can use to evaluate the status of your investment. In contrast, you may have only limited continuing disclosure about your crowdfunding investment.

Investment In Personnel

An early-stage investment is also an investment in the entrepreneur or management of **the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful**. You should also be aware that a portion of your investment may fund the compensation of **the Company**'s employees, including its management. You should carefully review any disclosure regarding **the Company**'s use of proceeds.

Possibility of fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH THE COMPANY CONSIDERS IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON THE BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Appendix 1 - Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Company will work through Raise Green's FINRA compliant regulated Funding Portal to conduct the Regulation Crowdfunding offer of securities. Securities will be delivered through electronic transmission.

Remuneration for Raise Green

Remuneration for Raise Green is only paid if this raise is successful in meeting its target amount. Raise Green will get paid a flat 5% on the amount raised which is withdrawn directly from the escrow account before disbursing funds to the Company. Raise Green will also receive from the Company a securities commission consisting of a SAFE with a principal amount equal to two percent (2%) of the amount of SAFEs sold in this Offering.

Investing Process

To invest in an offering, Investors must have an **Account with Raise Green**. Raise Green collects certain personal information to run a Know-Your-Customer and Anti-Money Laundering check on each Investor at no cost to the Investor. An individual must be 18 years of age to invest. Please see more information available at the FAQ.

After an Investor **selects to invest on the Raise Green investor marketplace** and the Investor inserts their payment method, the Investor will be sent a notice to sign a Simple Agreement for Future Equity (SAFE). The Investor's funds for payment will be deducted and then held in escrow with North Capital Securities, an independent escrow agent, during the Offering.

SAFE Agreement

The Simple Agreement for Future Equity (SAFE) is the Investor's commitment to participate in the crowdfunding offering. It is a two-way agreement between the Company and the Investor, whereby the Investor purchases the SAFE and the purchase amount is later converted to securities of the Company, or is repaid, pursuant to the conversion and repayment terms set forth in the SAFE. The SAFE is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any Investor's purchase commitment. If the Company rejects all or a portion of any purchase, the applicable prospective Investor's funds will be returned without interest or deduction. Investors must be aware there is no guarantee that a conversion event of any kind will occur, or if one does, it may be years in the future.

Progress during an Offering

Raise Green investor marketplace will display on the Company's Offering Page, an investment progress bar and updates regarding the Offering. For those Investors with investment commitments in the Offering already, such Investors may receive certain email notifications from Raise Green. The Company can answer Investor questions during the offering period on the forum on the Company's Offering Page.

Minimum Target and Maximum Amount

A Company selects a minimum Target Offering Amount for a raise and *may* also select a Maximum Offering Amount. If the total amount of Investor commitments does not meet or exceed the minimum Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no securities will be sold, Investors will receive a full refund with no interest or deductions, and the Company will not receive funds.

Cancellation

Investors may cancel an investment commitment for any reason up until 48 hours prior to the deadline ("**Close Date**") of the Offering period. The Close Date can be found in the Offering materials and on the Company's Offering page on the Raise Green portal. For example, if the deadline is Dec 24th, an Investor can cancel until Dec 22 at 11:59 PM EST. Once within the 48 hours of the Close Date, an Investor can no longer cancel your investment commitment, even if an Investor's investment commitment was submitted within the 48 hour time period.

An Investor cancels their investment commitment directly on the Raise Green portal by Signing into their Raise Green account, clicking the green square in the upper right-hand corner of the main page, selecting Dashboard/Investments; and clicking the Cancel Button next to the Investment the Investor wishes to cancel. This will kick off the process to stop processing a payment or a refund to the Investor. If you need any assistance at any point, please reach out to the Raise Green team at info@raisegreen.com.

Early Close and Material Changes

Raise Green, as the intermediary conducting the offering, will notify Investors when the minimum Target Offering amount has been met via the Offering page at www.raisegreen.com

If the Company reaches this minimum Target Offering amount prior to the Close Date, and the Offering has been available for investment for at least 21 days, the **Company may choose to close the Offering at an earlier date.** The Company must, however, provide notice to all Investors with commitments in the Offering of this deadline change at least five (5) business days prior to such a new Close Date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors may cancel an investment commitment for any reason up until 48 hours prior to the new Close Date.

In the case of **a material change to the Company or Offering terms prior to the Close Date,** any Investor that has made a commitment in the Offering will receive a notification of this material change and that their investment will be canceled unless the Investor confirms his or her investment within five (5) business days of receipt of the notice. If the Investor fails to reconfirm the investment within the five (5) business days, the investment will be cancelled, and a notice of the cancellation and reason will be sent to the Investor. Raise Green will direct the Investor funds to be refunded if they have been debited, without interest or deduction.

Oversubscribed

If the Offering is oversubscribed, the Company plans to allocate Investor commitments on a first come first served basis. Investors should take this into consideration when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The securities being offered generally may not be resold by any Investor of such securities for a period of one year beginning when the securities were issued, unless such securities are transferred: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the Investor, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After the one year period, any agreement to transfer or sell the securities will be authorized only by the written confirmation of both the offeree and the Company. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Note, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Company of such holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Note may be effected without registration under the Securities Act, whereupon the holder of such Note shall be entitled to sell, pledge, or transfer such Note in accordance with the terms of the notice given by the Holder to the Company.

<ins>Accredited Investor Definition</ins>

Regulation Crowdfunding defines accredited investors as used in Regulation D (230.501). Some key highlights from the definition are below. Reach out to info@raisegreen.com if you have any questions as to whether you are an accredited or non-accredited investor.

You are an Accredited Investor if you fit one or more of the following criteria:

Individuals:

- Individual with an annual income more than or equal to $200K for the past 2 years and expects the same this year[65]
- Joint Account with an annual household income (with a spouse) more than or equal to $300K and expects the same this year
- Individual or jointly with a spousal equivalent with a net worth over $1M (minus their primary residences)
- Individual who holds a FINRA Series 7, 65, or 82 license
- A knowledgeable employee of a fund[66]
- Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer
- Investment advisers registered with the Securities and Exchange Commission, state-registered investment advisers, exempt reporting advisers
- Family clients of family offices under the Investment Advisers Act of 1940[67]

Entities:

- Rural business investment companies, as defined in defined in Section 384A of the Consolidated Farm and Rural Development Act

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[65] https://www.investor.gov/introduction-investing/general-resources/news-alerts/alerts-bulletins/investor-bulletins/updated-3

[66] https://www.sec.gov/corpfin/amendments-accredited-investor-definition-secg

[67] https://www.sec.gov/corpfin/amendments-accredited-investor-definition-secg

- Limited liability companies with more than $5 million in assets, however such limited liability companies may not be formed for the specific purpose of acquiring the securities offered

- Certain family offices and family clients[68]

- Entities not already considered accredited investors under the definition, that were not formed for the specific purpose of acquiring the securities offered, and that own investments in excess of $5 million

- Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered

- Any entity in which all of the equity owners are accredited investors

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[68] https://www.sec.gov/corpfin/amendments-accredited-investor-definition-secg

Appendix 2 - Simple Agreement for Future Equity

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Ola Filter Corporation

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Account Name: _____] (the "**Investor**") of $[_____] (the "**Purchase Amount**") on or about [Issuance Date:_____], Ola Filter Corporation, a Delaware corporation (the "**Company**"), issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms described below.

The "**Post-Money Valuation Cap**" is $5,000,000.

The "**Discount Rate**" is 80%.

See **Section 2** for certain additional defined terms.

1. *Events*

(a) **Equity Financing**. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the automatic conversion of this SAFE into shares of SAFE Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) **Liquidity Event or Conversion Event**. If there is a Liquidity Event or Conversion Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event or Conversion Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**") or (iii) the amount payable on the number of shares of Common Stock equal to the per share Fair Market Value price as determined by a formal valuation conducted by a qualified independent third-party to be engaged by the board of directors. If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event or Conversion Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event, Conversion Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other SAFEs and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this SAFE under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**Conversion Event**" means an election by the Board of Directors to convert the SAFE investors to SAFE Preferred Stock.

"**Conversion Price**" means either: (1) the SAFE Price or (2) the Discount Price, whichever calculation results in a greater number of shares of SAFE Preferred Stock.

"**Converting Securities**" includes this SAFE and other convertible securities issued by the Company, including but not limited to: (i) other SAFEs; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into shares of Capital Stock.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Discount Price**" means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event or Conversion Event, and (without double- counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, **other than** any SAFEs and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out

Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and

● Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

"**Options**" includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event, Conversion Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing Conversion Event or

Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Preferred Stock's price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**SAFE**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this SAFE" mean this specific instrument.

"**SAFE Preferred Stock**" means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

"**SAFE Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of the series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event or a Conversion Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. *Company Representations*

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this SAFE is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 3(d)). This SAFE constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this SAFE do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this SAFE, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the SAFE, as required under Regulation Crowdfunding.

(g) The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. ***Investor Representations***

(a) The Investor has full legal capacity, power and authority to execute and deliver this SAFE and to perform its obligations hereunder. This SAFE constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this SAFE; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a TOTAL LOSS of all capital invested, and that the Investor is prepared to bear the risk of such total loss.

5.   *Miscellaneous*

(a)   Any provision of this SAFE may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding SAFEs with the same "Post-Money Valuation Cap" and "Discount Rate" as this SAFE (and SAFEs lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such SAFEs must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of SAFEs whose SAFEs have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of SAFEs.

(b)   Any notice required or permitted by this SAFE will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c)   The Investor is not entitled, as a holder of this SAFE, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this SAFE be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this SAFE is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d)   Neither this SAFE nor the rights in this SAFE are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this SAFE and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this SAFE in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e)   In the event any one or more of the provisions of this SAFE is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this SAFE operate or would prospectively operate to invalidate this SAFE, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this SAFE and the remaining provisions of this SAFE will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(g)   The parties acknowledge and agree that for United States federal and state income tax purposes this SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this SAFE to be duly executed and delivered.

OLA FILTER CORPORATION

By:

Name: Elizabeth Clandos

Title: CEO

Address: 1041 NE Rambling Lane #1

         Bend, OR 97701

Email: elizabeth.clandos@gmail.com

INVESTOR:

By:

Name:

Account Name:

Address:

Email:

By signing here, you attest that you have signing authority on the Account.

Appendix 3 - Financial Statements

Financial Statements

Financial statements provided here are prepared pursuant to being in accordance with U.S. generally accepted accounting principles and must include balance sheets, statements of comprehensive income, statements of cash flows, statement of changes in stockholders' equity and notes to the financial statements. If the financial statements are not audited, they shall be labeled as "unaudited."

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z) adopted to facilitate capital formation for small businesses impacted directly by COVID-19. Specifically, the offering is being conducted in compliance with §227.201(bb) Between March 1, 2021, and August 28, 2022, in which issuer complies with the requirements of paragraph (t)(1) of this section instead of paragraph (t)(2) of this section for this offering that, together with all other amounts sold under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) within the preceding 12-month period, has, in the aggregate, a target offering amount of more than $107,000, but not more than $250,000. As such, issuer has prominently provided a statement that financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer. Since financial statements of the issuer are not available that have been audited by a public accountant that is independent of the issuer, the issuer has not provided those financial statements instead has included the financial statements below as certified by the Company's Chief Executive Officer. These Financial Statements are included below.

Certification of Financial Statements

A principal executive officer certifying financial statements as described above must provide the following certification**:

I, Elizabeth Clandos as Chief Executive Officer of Ola Filter Corporation certify that:

1. the financial statements of Ola Filter Corporation included in this Form are true and complete in all material respects; and

2. the Ola Filter Corporation was founded in 2021 and therefore has not yet filed a tax return, so all information of Ola Filter Corporation included in this Form accurately reflects the information that will be reported as part of the future tax returns for Ola Filter Corporation.

DocuSigned by:

Elizabeth Clandos

3D35988D3C754AB...

Elizabeth Clandos

Chief Executive Officer

Ola Filter Corporation

(Issuer)

6/3/2021

** Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

OLA FILTER CORPORATION
BALANCE SHEET
May 26, 2021
(Unaudited)

Assets		
Current Assets		
Cash and cash equivalents	$	6,873
Total Current Assets	$	-
Equipment and Software Licenses	$	360
TOTAL ASSETS	$	7,233
Liability and Member's Equity		
Member's Equity	$	7,233
Liabilities	$	-
TOTAL LIABILITY AND MEMBER'S EQUITY	$	7,233

OLA FILTER CORPORATION

STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY

FOR THE PERIOD ENDING MAY, 2021

(Unaudited)

Revenue Earned		
Sales Revenue	$	-
Other Income Received	$	2,500.00
Member Capital Contributions	$	4,733.00
Total Income	**$**	**7,233.00**
Operating Expenses	$	(5,873.00)
Equipment and Software Licences	$	(360.00)
Net Income	**$**	**1,000.00**

OLA FILTER CORPORATION
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDING MAY 26, 2021

(Unaudited)

Beginning Balance	$	-
Net Income	$	(6,233.00)
Cash grant for legal services	$	2,500.00
Capital Contributions	$	4,733.00
Cash Flows from Financing Activities		
Net Increase in Cash and Cash Equivalents	$	1,000.00
Cash, Beginning of Period	$	-
Cash, End of Period	**$**	**1,000.00**

Appendix 4 – Ola Filter Corporation Bylaws

BYLAWS
OF
OLA FILTER CORPORATION

OFFICES

Section 1.01 Offices. Ola Filter Corporation (hereinafter called the "**Corporation**") may have offices at such places, both within and without the State of Delaware, as the board of directors of the Corporation (the "**Board**") from time to time shall determine or the business of the Corporation may require.

Section 1.02 Books and Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be maintained on any information storage device or method; *provided that* the records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

ARTICLE II
MEETINGS OF THE STOCKHOLDERS

Section 2.01 Place of Meetings. All meetings of the stockholders shall be held at such place, if any, either within or without the State of Delaware, as shall be designated from time to time by resolution of the Board and stated in the notice of meeting.

Section 2.02 Annual Meeting. If required by law, the annual meeting of the stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held at such date, time and place, if any, as shall be determined by the Board and stated in the notice of the meeting.

Section 2.03 Special Meetings. Special meetings of stockholders for any purpose or purposes shall be called pursuant to a resolution approved by the Board and may not be called by any other person or persons. The only business which may be conducted at a special meeting shall be the matter or matters set forth in the notice of such meeting.

Section 2.04 Adjournments. Any meeting of the stockholders, annual or special, may be adjourned from time to time to reconvene at the same or some other place, if any, and notice need not be given of any such adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty days, a

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notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date is fixed for stockholders entitled to vote at the adjourned meeting, the Board shall fix a new record date for notice of the adjourned meeting and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at the meeting as of the record date for notice of such adjourned meeting.

Section 2.05 Notice of Meetings. Notice of the place, if any, date, hour, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) and means of remote communication, if any, of every meeting of stockholders shall be given by the Corporation not less than ten days nor more than 60 days before such meeting (unless a different time is specified by law) to every stockholder entitled to vote at the meeting as of the record date for determining the stockholders entitled to notice of the meeting. Notices of special meetings shall also specify the purpose or purposes for which the meeting has been called. Except as otherwise provided herein or permitted by applicable law, notice to stockholders shall be in writing and delivered personally or mailed to the stockholders at their address appearing on the books of the Corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, notice of meetings may be given to stockholders by means of electronic transmission in accordance with applicable law. Notice of any meeting need not be given to any stockholder who shall, either before or after the meeting, submit a waiver of notice or who shall attend such meeting, except when the stockholder attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 2.06 List of Stockholders. The officer of the Corporation who has charge of the stock ledger shall prepare a complete list of the stockholders entitled to vote at any meeting of stockholders (provided, however, if the record date for determining the stockholders entitled to vote is less than ten days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares of each class of capital stock of the Corporation registered in the name of each stockholder at least ten days before any meeting of the stockholders. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, at the principal place of business of the Corporation. If the meeting is to be held at a place, the list shall also be produced and kept at the time and place of the meeting the whole time thereof and may be inspected by any stockholder who is present. If the meeting is held solely by means of remote communication, the list shall also be open for inspection by any stockholder during the whole time of the meeting as provided by applicable law. Except

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as provided by applicable law, the stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger and the list of stockholders or to vote in person or by proxy at any meeting of stockholders.

Section 2.07 Quorum. Unless otherwise required by law, the Certificate of Incorporation of the Corporation (the "**Certificate of Incorporation**") or these bylaws, at each meeting of the stockholders, a majority in voting power of the outstanding shares of the Corporation entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, in the manner provided in **Section 2.04**, until a quorum shall be present or represented. A quorum, once established, shall not be broken by the subsequent withdrawal of enough votes to leave less than a quorum. At any such adjourned meeting at which there is a quorum, any business may be transacted that might have been transacted at the meeting originally called.

Section 2.08 Conduct of Meetings. The Board of the Corporation may adopt by resolution such rules and regulations for the conduct of the meeting of the stockholders as it shall deem appropriate. At every meeting of stockholders, the President, or in his or her absence or inability to act, the Vice President, or, in his or her absence or inability to act, the person whom the President shall appoint, shall act as chairman of, and preside at, the meeting. The secretary or, in his or her absence or inability to act, the person whom the chairman of the meeting shall appoint secretary of the meeting, shall act as secretary of the meeting and keep the minutes thereof. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the chairman of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (c) rules and procedures for maintaining order at the meeting and the safety of those present; (d) limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (e) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (f) limitations on the time allotted to questions or comments by participants.

Section 2.09 Voting; Proxies. Unless otherwise required by law or the Certificate of Incorporation the election of directors shall be by written ballot and shall be decided by a plurality of the votes cast at a meeting of the stockholders by the holders of stock entitled to vote in the election. Unless otherwise required by law, the Certificate of Incorporation or these bylaws, any matter, other than the election of directors, brought before any meeting of stockholders shall by decided by the vote of the holders of a majority of the votes cast in favor of such action at a meeting of the stockholders by the holders of stock entitled to vote thereon. Each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date. Voting at meetings of stockholders need not be by written ballot.

Section 2.10 Inspectors at Meetings of Stockholders. The Board, in advance of any meeting of stockholders, may, and shall if required by law, appoint one or more inspectors, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and make a written report thereof. The Board may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall (a) ascertain the number of shares outstanding and the voting power of each, (b) determine the shares represented at the meeting, the existence of a quorum and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors and (e) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of their duties. Unless otherwise provided by the Board, the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be determined by the person presiding at the meeting and shall be announced at the meeting. No ballot, proxies, votes or any revocation thereof or change thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery of the State of Delaware upon application by a stockholder shall determine otherwise. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for office at an election may serve as an inspector at such election.

Section 2.11 Written Consent of Stockholders Without a Meeting. Any action to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered (by hand or by certified or registered mail, return receipt requested) to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this **Section 2.11**, written consents signed by a sufficient number of holders to take action are delivered to the Corporation as aforesaid. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall, to the extent required by applicable law, be given to those stockholders who have not consented in writing, and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

Section 2.12 Fixing the Record Date.

(a)   In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than 60 nor less than ten days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the determination of stockholders entitled to vote at the adjourned meeting and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for the determination of stockholders entitled to vote therewith at the adjourned meeting.

(b)   In order that the Corporation may determine the stockholders entitled to express consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date has been fixed by the Board, the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting: (i) when no prior action by the Board is required by law, the record date for such purpose shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded and (ii) if prior action by the Board is required by law, the record date for such purpose shall be at the close of business on the day on which the Board adopts the resolution taking such prior action. Delivery shall be by hand or by certified or registered mail, return receipt requested.

(c)   In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

ARTICLE III
BOARD OF DIRECTORS

Section 3.01 General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board. The Board may adopt such rules and procedures, not inconsistent with the Certificate of Incorporation, these bylaws or applicable law, as it may deem proper for the conduct of its meetings and the management of the Corporation.

Section 3.02 Number; Term of Office. The Board shall consist of three (3) directors, the exact number of which shall be fixed by the Board of Directors from time to time by resolution adopted by a majority of the total number of directors then in office.

Section 3.03 Newly Created Directorships and Vacancies. Any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Board shall be filled by the affirmative votes of a majority of the remaining members of the Board, although less than a quorum. A director so elected shall be elected to hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified or the earlier of such director's death, resignation or removal.

Section 3.04 [Reserved.]

Section 3.05 Regular Meetings. Regular meetings of the Board may be held without notice at such times and at such places as may be determined from time to time by the Board of Directors or its chairman.

Section 3.06 Special Meetings. Special meetings of the Board may be held at such times and at such places as may be determined by the chairman or the President on at least 24 hours notice to each director given by one of the means specified in **Section 3.09** hereof other than by mail or on at least three days notice if given by mail. Special meetings shall be called by the chairman or the President in like manner and on like notice on the written request of any two or more directors.

Section 3.07 Telephone Meetings. Board of Directors or Board of Directors committee meetings may be held by means of telephone conference or other communications equipment by means of which all persons participating in the meeting can hear each other and be heard. Participation by a director in a meeting pursuant to this **Section 3.07** shall constitute presence in person at such meeting.

Section 3.08 Adjourned Meetings. A majority of the directors present at any meeting of the Board of Directors, including an adjourned meeting, whether or not a quorum is present, may adjourn and reconvene such meeting to another time and place. At least 24 hours notice of any adjourned meeting of the Board shall be given to each director whether or not present at the time of the adjournment, if such notice shall be given by one of the means specified in **Section 3.09** hereof other than by mail, or at least three days notice if by mail. Any business may be transacted at an adjourned meeting that might have been transacted at the meeting as originally called.

Section 3.09 Notices. Subject to **Section 3.06** and **Section 3.10** hereof, whenever notice is required to be given to any director by applicable law, the Certificate of Incorporation or these bylaws, such notice shall be deemed given effectively if given in person or by telephone, mail addressed to such director at such director's address as it appears on the records of the Corporation, facsimile, email or by other means of electronic transmission.

Section 3.10 Waiver of Notice. Whenever the giving of any notice to directors is required by applicable law, the Certificate of Incorporation or these bylaws, a waiver thereof, given by the director entitled to the notice, whether before or after such notice is required, shall be deemed equivalent to notice. Attendance by a director at a meeting shall constitute a waiver of notice of such meeting except when the director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special Board or committee meeting need be specified in any waiver of notice.

Section 3.11 Organization. At each meeting of the Board, the chairman or, in his or her absence, another director selected by the Board shall preside. The secretary shall act as secretary at each meeting of the Board. If the secretary is absent from any meeting of the Board, an assistant secretary shall perform the duties of secretary at such meeting; and in the absence from any such meeting of the secretary and all assistant Secretaries, the person presiding at the meeting may appoint any person to act as secretary of the meeting.

Section 3.12 Quorum of Directors. The presence of a majority of the Board shall be necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the Board.

Section 3.13 Action By Majority Vote. Except as otherwise expressly required by these bylaws, the Certificate of Incorporation or by applicable law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board.

Section 3.14 Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if all directors or members of such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writings or electronic transmissions are filed with the minutes of proceedings of the Board or committee in accordance with applicable law.

Section 3.15 Committees of the Board of Directors. The Board may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. If a member of a committee shall be absent from any meeting, or disqualified from voting thereat, the remaining member or members present at the meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may, by a unanimous vote, appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent permitted by applicable law, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of

11403507v3

the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it to the extent so authorized by the Board. Unless the Board provides otherwise, at all meetings of such committee, a majority of the then authorized members of the committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members of the committee present at any meeting at which there is a quorum shall be the act of the committee. Each committee shall keep regular minutes of its meetings. Unless the Board provides otherwise, each committee designated by the Board may make, alter and repeal rules and procedures for the conduct of its business. In the absence of such rules and procedures each committee shall conduct its business in the same manner as the Board conducts its business pursuant to this Article III.

ARTICLE IV
OFFICERS

Section 4.01 Positions and Election. The officers of the Corporation shall be elected by the Board and shall include a President, a Treasurer and a Secretary. The Board, in its discretion, may also elect a chairman (who must be a director), one or more vice chairmen (who must be directors) and one or more Vice Presidents, Assistant Treasurers, Assistant Secretaries and other officers. Any individual may be elected to, and may hold, more than one office of the Corporation.

Section 4.02 Term. Each officer of the Corporation shall hold office until such officer's successor is elected and qualifies or until such officer's earlier death, resignation or removal. Any officer elected or appointed by the Board may be removed by the Board at any time with or without cause by the majority vote of the members of the Board then in office. The removal of an officer shall be without prejudice to his or her contract rights, if any. The election or appointment of an officer shall not of itself create contract rights. Any officer of the Corporation may resign at any time by giving written notice of his or her resignation to the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time when it shall become effective shall not be specified therein, immediately upon its receipt. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Should any vacancy occur among the officers, the position shall be filled for the unexpired portion of the term by appointment made by the Board.

Section 4.03 Chairman. The Chairman, if elected, shall preside at all meetings of the Board and at all meetings of the stockholders. The Chairman shall perform such other duties as may be required by the Board.

Section 4.04 The President. If there is no Chairman then serving, the President shall preside at all meetings of the board and stockholders. The President have general supervision over the business of the Corporation and other duties incident to the office of President, and any other duties as may be from time to time assigned to the President by the Board of Directors and subject to the control of the Board in each case. If more than one President is elected by the Board, each President shall have the authority of the President on an equal basis with any other President, unless otherwise determined by the Board.

Section 4.05 Vice Presidents. Each Vice President shall have such powers and perform such duties as may be assigned to him or her from time to time by the Chairman of the Board or the President.

Section 4.06 The Secretary. The Secretary shall attend all sessions of the Board and all meetings of the stockholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose, and shall perform like duties for committees when required. He or she shall give, or cause to be given, notice of all meetings of the stockholders and meetings of the Board, and shall perform such other duties as may be prescribed by the Board or the President. The Secretary shall keep in safe custody the seal of the Corporation and shall see that it is affixed to all documents, the execution of which, on behalf of the Corporation, under its seal, is necessary or proper, and when so affixed may attest the same.

Section 4.07 The Treasurer. The Treasurer shall have the custody of the corporate funds and securities, except as otherwise provided by the Board, and shall cause to be kept full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the president and the directors, at the regular meetings of the Board, or whenever they may require it, an account of all his or her or her transactions as treasurer and of the financial condition of the Corporation.

Section 4.08 Duties of Officers May be Delegated. In the case of the absence of any officer, or for any other reason that the Board may deem sufficient, the President or the Board may delegate for the time being the powers or duties of such officer to any other officer or to any director.

ARTICLE V
STOCK CERTIFICATES AND THEIR TRANSFER

Section 5.01 Certificates Representing Shares. The shares of stock of the Corporation shall be represented by certificates; provided that the Board may provide by resolution or resolutions that some or all of any class or series shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of

11403507v3

such stock. If shares are represented by certificates such certificates shall be in the form approved by the Board. The certificates representing shares of stock of each class shall be signed by, or in the name of, the Corporation by the Chairman, any Vice Chairman, the President or any Vice President, and by the Secretary, any Assistant Secretary, the Treasurer or any Assistant Treasurer. Any or all such signatures may be facsimiles. Although any officer, transfer agent or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent or registrar were still such at the date of its issue.

Section 5.02 Transfers of Stock. Stock of the Corporation shall be transferable in the manner prescribed by law and in these bylaws. Transfers of stock shall be made on the books of the Corporation only by the person named as the holder thereof on the stock records of the Corporation, by such person's attorney lawfully constituted in writing, and in the case of shares represented by a certificate upon the surrender of the certificate thereof, which shall be cancelled before a new certificate or uncertificated shares shall be issued. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred. To the extent designated by the president or any vice president or the treasurer of the Corporation, the Corporation may recognize the transfer of fractional uncertificated shares, but shall not otherwise be required to recognize the transfer of fractional shares.

Section 5.03 Transfer Agents and Registrars. The Board may appoint, or authorize any officer or officers to appoint, one or more transfer agents and one or more registrars.

Section 5.04 Lost, Stolen or Destroyed Certificates. The Board may direct a new certificate or uncertificated shares to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or uncertificated shares, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or the owner's legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed or the issuance of such new certificate or uncertificated shares.

ARTICLE VI
GENERAL PROVISIONS

Section 6.01 Seal. The seal of the Corporation shall be in such form as shall be approved by the Board. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise, as may be prescribed by law or custom or by the Board.

Section 6.02 Fiscal Year. The fiscal year of the Corporation shall be determined by the Board.

Section 6.03 Checks, Notes, Drafts, Etc. All checks, notes, drafts or other orders for the payment of money of the Corporation shall be signed, endorsed or accepted in the name of the Corporation by such officer, officers, person or persons as from time to time may be designated by the Board or by an officer or officers authorized by the Board to make such designation.

Section 6.04 Dividends. Subject to applicable law and the Certificate of Incorporation, dividends upon the shares of capital stock of the Corporation may be declared by the Board at any regular or special meeting of the Board. Dividends may be paid in cash, in property or in shares of stock of the Corporation, unless otherwise provided by applicable law or the Certificate of Incorporation.

Section 6.05 Conflict With Applicable Law or Certificate of Incorporation. These bylaws are adopted subject to any applicable law and the Certificate of Incorporation. Whenever these bylaws may conflict with any applicable law or the Certificate of Incorporation, such conflict shall be resolved in favor of such law or the Certificate of Incorporation.

ARTICLE VII
AMENDMENTS

These bylaws may be amended, altered, changed, adopted and repealed or new bylaws adopted by the Board. The stockholders may make additional bylaws and may

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alter and repeal any bylaws whether such bylaws were originally adopted by them or otherwise.

Dated at this ___18TH___ day of May, 2021.



_____
Elizabeth Clandos, Director



_____
Monika Goforth, Director

_____
Theresa Smith, Director

14

11403507v3

Appendix 5 – Offering Page



$0.00 raised

Maximum $250,000.00
Target $15,000.00

0% of $15,000.00 min goal raised

0% of $250,000.00 max goal raised

0
Investors

58
Days Left

Start date: June 3, 2021
End date: July 31, 2021



(https://
(http(h/t/tpwsw:w//w.linizsd
/Raisrecinstargiefee)girin

Overview

Ola Filter Corporation

Ola Filter is ending water poverty with affordable filters in the developing world.

Highlights

Ola Filter Corporation (Ola Filter or the Company) is a triple bottom line social business ending water poverty with affordable filters in the developing world.

The Company has designed a patent-pending, easy-to-use, affordable water filter planned to be produced locally in developing countries and can scale to serve the 2 billion people that need this life-saving technology.

- For less than 1 penny a day, the Ola Filter provides an affordable, easy to use, long life, simple to maintain, and certified water filter specifically designed for developing countries.

- This $19 technology allows end consumers to save as much as $580 on their water purchases over the filter's 5 year lifespan at less than half the cost of alternatives.

- The design leverages existing technology, can quickly be tooled, produced and scale.

- Three NGOs signed letters of intent to purchase 2,250 filters.

- Ola Filter is patent pending, and won the Aurora Consulting RISE award for provisional patent filing.

- The Company plans to begin manufacturing in summer 2021 and enter the Central American market in the fall of 2021, to expand our business in accordance with our mission of clean water access for low-income consumers in emerging markets.

- The Management Team has 40 years combined in engineering and prototype design, social enterprise, and deep expertise in developing countries.

- Ola Filter is a 100% women-owned social enterprise.

Our Company

At Ola Filter, we're on a mission to do one simple thing: make a product that people need, sold in stores where they shop, and at a price they can afford.

Ola Filter Corporation was created to design, manufacture, and distribute water technology.

The Ola Filter is planned to be sold at a retail price of $19—less than half the price of other filters currently on the market in developing countries. By designing for extreme affordability, we can reach more people, more quickly. Poor people no longer have to wait for donations or rely on inferior products. They have a sustainable and accessible filter to meet their basic need for clean water.

We will begin sales in Guatemala first, where we have an existing presence, and then expand to markets in El Salvador, Honduras, Nicaragua, Mexico, and other jurisdictions through the developing world.

We plan to sell our filters in developing countries, through established distribution partners in construction and homegoods stores that are frequented by working poor consumers. We also plan to sell water filters to global humanitarian organizations working in developing countries that are currently purchasing hundreds of thousands of water filters annually at a price of $35 - $150 per filter unit, allowing organizations with limited budgets to maximize their impact.

Our Origin

In the rural highlands of Guatemala, we were working on a solar power installation for a community without access to basic infrastructure. We brought a water filter with us—the type of water filter made for backpackers. A local man approached us, asking where he could buy a water filter like ours.

"Maybe we have an extra one to give you."

He said, "No, I have money. Where can I buy one?"

"You can't."

That's not an acceptable answer. Not to him, and not for anyone else. We created this company for the sole purpose of changing the answer to that question.

To everyone in the world, to everyone asking for an innovation to help their family, Ola Filter will answer, "You can buy one. Right down the street."



Shopkeeper in rural Guatemala.

The Problem

Two billion low-income consumers globally in households earning $4-$10 per day are at risk of waterborne diseases from contaminated tap water. Ola Filter is targeted for households that earn only $4-$10 per day in developing countries.

Waterborne illnesses are the 3rd leading preventable cause of death and the second leading preventable killer of children under five in developing countries.

The world's poor pay disproportionately for drinking water — in some countries, the poor spend over half of their total income on water. This is a huge financial burden on people who can't afford unnecessary expenses. The Ola filter will substantially reduce these expenditures, so money can be put to more productive uses such as investments in work or education.

The Solution

The Company has designed and patented the Ola Filter: a low cost solution to water contamination. The Ola Filter uses proven 0.1 micron hollow fiber membrane technology to block against the bacteria, protozoa and cysts that cause waterborne diseases.

The Ola Filter can improve public health and quality of life, and make a vital contribution for basic needs provision in developing countries. Human-centered design is important for this consumer segment.

The Ola Filter is intuitive: it attaches directly to the faucets commonly used by low income households in developing countries. Importantly, the Ola Filter is attractively designed.

We've created a product that poor people will want to buy, share, and show-off. The filter will come in a range of colors and be beautifully packaged. Our brand will speak to the aspirations of our customers.



Tap Attachment

Filter housing containing a hollow fiber filter cartridge

Filtered Water Flow Direction

Flip to Backwash

OLA

Filtering Mode

OLA

Backwashing Mode

Illustration of the Ola Filter during filtering and backwashing

The Ola Filter has been designed for easy maintenance: backwashing cleans contaminants out the filter, allowing the filter to be reused over and over for several years without replacement parts or additional accessories. This long lifespan is critical given the budget constraints of our consumers, and the usage context in which they live.

The Market

Two billion people globally have the income and need for the Ola Filter. Currently, consumers in developing countries are spending $20B annually on drinking water solutions.

In Latin America alone, there are 360 million working poor consumers that need affordable water solutions such as Ola Filter. This market has grown as consumers move from poor to low-middle income brackets, and invest in improvements for efficiency, education, and health.

The Ola Filter is an immediate and effective water treatment solution that fits poor people's budgets.



A shopper and her son in San Juan La Laguna, Guatemala.

Investment

Terms of the Investment

Ola Filter Corporation Simple Agreement for Future Equity ("SAFE")

Funding goal: Target Offering Amount of $15,000 to a Maximum Offering Ola Filter Corporation needs to raise $15,000 before the deadline. The MaximumOffering Amount Ola Filter Corporation is willing to raise is $250,000.

Type of security: Simple Agreement for Future Equity (SAFE)
An investor makes a cash investment in a company, but gets company stock at a later date, in connection with a specific event.

Valuation cap: $5,000,000
The maximum valuation at which your investment converts into equity shares or cash.

Discount Rate: 80%
If a trigger event for Ola Filter Corporation occurs, the discount provision turns the SAFE to SAFE Preferred Stock purchased at the "Discount Price", which means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

Minimum investment: $500 with Incremental Principal Amounts of $100

Offering Period: June 3, 2021 to July 31, 2021

Ola Filter Corporation needs to reach their minimum funding goal before the end of the offering period (July 31, 2021 at 11:59 PM ET). If they don't, all investments will be refunded.

Term: Begins on the first day immediately following the Offering Period (the "Issuance Date")

Full details of the offering are available in the Form C filed on the Securities and Exchange Commission's EDGAR Database. (https://www.sec.gov)

By purchasing a SAFE, an investor makes a cash investment in a company, but gets company stock at a later date, in connection with a specific event. There is no guarantee the specific event will occur.

Use of Proceeds

We are raising capital to fund the design, manufacture, and distribution of the Ola Filter. We will use this to fund the upfront capital expenditures, including but not limited to, the tooling of the plastic injection molding, purchasing materials, and manufacturing a first production run. We believe that the first production run will serve to prove our concept and open Ola Filter up for additional growth investment. Sales to consumers and humanitarian organizations will generate income and provide growth capital.

If the Maximum Offering Amount is reached, we project to have the funds to manufacture the first production run of 5,000 filters, establish our assembly site in Guatemala, and create an immediately scalable organization to maximize impact. The Company is seeking to raise a minimum Target Offering Amount of $15,000 and up to $250,000 in this Offering. The money raised will be used to fund the Company's capital investments, inventory expansion, and product go-to-market.

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	If Target Offering Amount Raised		If Maximum Offering Amount Raised	
	$	%	$	%

Total Proceeds	$15,000	100%	$250,000	100%
Less: Raise Green Fees(1)	$750	5%	$12,500	5%
Net Proceeds	$14,250	95%	$237,500	95%
Capital Assets	$8,000	56%	$104,500	44%
Prototype Testing	$400	3%	$4,800	2%
Sales and Marketing	$850	6%	$20,000	8%
Filter Production Run	$5,000	35%	$40,000	17%
Payroll and Operations	$0	0%	$60,600	26%
Legal and Accounting	$0	0%	$7,600	3%
Total Use of Net Proceeds	$14,250	100%	$237,500	100%

Use of Proceeds. The Company will adjust roles and tasks based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds, set forth above, to adhere to the Company's overall business plan and liquidity requirements.

If the Company raises the minimum Target Offering Amount and the Company does not raise additional funds in later rounds, the minimum Target Offering Amount is sufficient to cover the capital costs of bridge tooling, and materials cost for stated production volume, allowing for sufficient capacity to meet the stated expected revenue.

If the Company raises the Maximum Offering Amount and the Company does not raise additional funds in later rounds, the Maximum Offering Amount is sufficient to cover the capital costs of bridge tooling, production tooling, materials cost for stated production volumes, and associated overhead, allowing for sufficient capacity to meet the stated expected revenue.

The Company plans to begin manufacturing in summer 2021 and enter the Central American market in the fall of 2021, to expand our business in accordance with our mission of clean water access for low-income consumers in emerging markets.



San Pablo La Laguna, Guatemala.

Impact

We could go the route of humanitarian aid organizations: collecting donations to purchase and give away water filters. A $15,000 donation would buy 330 water filters. We're thinking bigger. A $15,000 investment in Ola Filter Corporation could provide 5,325 Ola water filters by 2025 and build a self-sustaining business model. Our Maximum Offering Amount funds our impact goal of reaching 2 million people by 2025, driving economic growth and creating good jobs. That's an exponential impact.

Financials

Projected Revenue

The below figures provide a projection for how the Company expects to generate revenue in its first 5 years if it raises the full $250,000. The Company expects to be fully operational and ready to manufacture water filters within 3 months of the close of the raise, and go-to-market within 4 months.

Revenue	2021	2022	2023	2024	2025
Retail Sales (expected price $19)	$9,500	$81,320	$135,660	$325,470	$542,450
Retail units sold	500	4,280	7,140	17,130	28,550
Wholesale Sales (expected price $11.50)	$17,250	$295,780	$492,890	$1,183,005	$1,971,675
Wholesale sales units sold	1,500	25,720	42,860	102,870	171,450

Total Sales	$26,750	$377,100	$628,550	$1,508,475	$2,514,125

Water Filter Sales Projections 2021-2025, assumes $250,000 raised in July 2021.

- The projected sales reflect revenue from combined wholesale and retail sales at the sales volume targets identified by the Company.

- The projected sales assumes sales to pipeline humanitarian aid organization clients with confirmed sales contracts.

Projected Expenses

The Company pays for Operations, Payroll, and all other costs incurred by the Company. Selling, General & Administrative expenses (SG&A) costs for the Company include, but are not limited to, executive salaries, employee payroll, Research and Development (R&D) expenses, rent, utilities, legal, marketing, and accounting expenses. Projected numbers for payroll and overhead are based on wages and expenses typical of similar businesses operating in Guatemala. Legal, accounting, and marketing estimates are supplied by contractors. Cost of Goods Sold (COGS) includes filter housing and tap attachment, filter cartridge, and packaging, based on quoted estimates from suppliers.

The Company will target at least 6 months of runway in Cash or Cash Equivalents. The Company's financial projections for the next 5 years are below, based on sales volume targets identified by the Company.

Financial Projections

	2021	2022	2023	2024	2025
Projected Sales Income	$26,750	$377,000	$628,000	$1,508,000	$2,514,000
Expenses COGS	$8,700	$103,000	$263,000	$653,000	$1,120,000
Expenses SG&A	$17,800	$168,000	$248,000	$306,000	$469,000
EBIT (Pretax Income)	$250	$106,000	$117,000	$549,000	$925,000

Financial Projections as of May 26, 2021, assumes $250,000 raised in July 2021.

Projected Milestones (Q2-Q4 2021)

- Bridge tooling equipment built and trialed Bridge tooling equipment

- Bridge tooling equipment operational

- Production run completed of up to 5,000 filters

- Sell first batch of filters to 2 NGOs with Letters of Intent (LOIs) in place generating revenue of $22.5k

- Apply for additional funding through accelerators and venture firms as needed to reach growth funding

Traction

In March 2021, LOI signed by Guatemalan NGO Mayan Power and Light to purchase 2,000 water filters, with revenue of $23,000; an LOI was signed by Guatemalan NGO Agua del Pueblo to purchase 100 water filters, with revenue of $1,325; and the Company secured an established retail distribution partner in Guatemala to distribute water filters to construction stores throughout the country.

On April 14, 2021, the Company was awarded the RISE (Relief for Innovative Startup Endurance) award from Aurora Consulting. The monies ($2500) and professional support were awarded to the Company to draft and file the provisional patent for the Ola Filter.

In April and May 2021, the Company rapid-prototyped filter housings to finalize the aesthetic features and quick-connect options.

On May 10, 2021, Ola Filter filed a provisional patent application to the USPTO, disclosing the proprietary backwashing features and universal tap attachment capabilities.

In May 2021, the Company identified the supplier for the interior filter cartridges. Sample cartridges have been received by the Company and are currently undergoing testing to confirm effectiveness in filtering contaminants.

On May 25, 2021, Guatemalan NGO Fundación Merichén signed a LOI to purchase 100 filters with an expected revenue of $1,325.

Note: The Company has not advertised their product beyond a small number yet to ensure that the design patent and build are established. The quick uptake of initial orders makes Ola Filter confident in the potential market.

In the Press

"Every startup says they're trying to make the world a better place, but Aspirational Technology [Now Ola Filter] is actually going to do it. Water, food, shelter — those are the

essential needs, and Aspirational Technology is tackling the most important in a very big, very scalable way."

- Cascade Business News



"Their approach doesn't end with a device, though. They've also architected a scalable and profitable manufacturing and distribution model centered around regional production that will create economic opportunity in developing countries and reduce carbon emissions from long supply chains. Added sustainability and environmental impact comes by way of a reduced carbon footprint compared to other clean water solutions since filtering water at home eliminates wasteful consumption of plastic."

- Traverse City Record Eagle



Team



Elizabeth M. Clandos,

Chief Executive Officer

Elizabeth Clandos is the co-founder and CEO of Ola Filter Corporation, leading strategy, design and branding. Elizabeth's career is dedicate..

Read More



Theresa A. Smith,

Chief Technical Officer

As the Chief Technical Officer, Theresa leads R&D and product development. She is responsible for the water filter product engineering ..

Read More



Monika N. Goforth,

Chief Operating Officer

Monika Goforth is the executive responsible for strategic partnerships and distribution for Ola Filter Corporation. She has 15 years experie..

Read More

About Company:

The founders of Ola Filter met while working on economic development projects in Guatemala. Elizabeth was running three social businesses aimed at increasing employment for indigenous Mayan women. Monika was creating rural distribution pathways for solar power in the remote Guatemalan Highlands. They both saw the demand for an affordable water treatment solution firsthand. Together they leveraged their design and sustainability backgrounds, and brought Theresa, a prototype engineer at Toyota for 20 years, in to help make this filter a reality.

Ola Filter began this project in November of 2020. The Company is moving quickly, and has leveraged the talent of countless advocates. Together, the team at Ola Filter believes that the world needs this solution now, and the team has an obligation to get it in the markets and on the faucets of poor households worldwide.

Documents

Updates

FAQ

When will the SAFE convert to stock and how will I know it has converted? Do I receive any payments in the meantime?

There are a number of factors that will influence how fast the Company will grow and what that will ultimately look like. No one can tell the future. As of today, the Company is estimating that the SAFE will likely convert about 3 years from now, so mid 2024, but there is no guarantee.

The Company plans to communicate updates on our website and with periodic newsletters. As required by Regulation CF, the Company will provide an annual report within 120 days of its fiscal year end, December 31st, which will also be posted to our website.

There are no cash payments during the life of the SAFE. All funds will be used to grow the company between now and the conversion to maximize our impact and growth.

What makes you confident in your sales targets?

What are your impact goals?

When do you go to market?

Will I get a water filter, too?

Forum

Risks & Disclosures

A crowdfunding investment involves risk.
You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Investors should carefully read the Issuer's Offering Materials, including the Form C and this Offering Page. Investors should seek advice from a financial advisor and ask questions, if any, directly to the Company on the Forum Section on this Page. Raise Green does not provide financial, tax, accounting, or legal advice, and does not recommend any particular investment. Investors must take into consideration their own particular financial circumstances prior to investing.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z) adopted to facilitate capital formation for small businesses impacted directly by COVID-19. Specifically, the offering is being conducted in compliance with §227.201(bb) Between March 1, 2021, and August 28, 2022, in which issuer complies with the requirements of paragraph (t)(1) of this section instead of paragraph (t)(2) of this section for this offering that, together with all other amounts sold under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) within the preceding 12-month period, has, in the aggregate, a target offering amount of more than $107,000, but not more than $250,000. As such, issuer has prominently provided a statement that financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer.

Company Risks

New Technology - New Product

The Company is engaged in creating a completely new product. While the Company leverages certain existing and certified technologies, the Company has yet to manufacture and test the product in the market. As a result, investors must understand that it is difficult to fully assess the risks in the Company's ability to meet its business plan and for investors to receive a return on their investment.

Reliance on Contractors

The Company depends on suppliers and contractors to meet its contractual obligations to its customers and conduct our operations. The Company's ability to meet its obligations to its customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of the Company's products may be adversely impacted if companies to whom it delegates manufacture of major components or subsystems for our products, or from whom the Company acquires such items, do not provide components which meet required specifications and perform to the Company and its customers' expectations. The Company's suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where the Company relies on only one or two contractors or suppliers for a particular component. The Company's products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet the Company's requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting business and results of operations.

Intellectual Property Risks

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that the Company has taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to the Company because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of the Company intellectual property. The Company's failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact its competitive position and results of operations. The Company also relies on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to the Company's trade secrets or other proprietary rights. As the Company expands its business, protecting its intellectual property will become increasingly important. The protective steps the Company has taken may be inadequate to deter its competitors from using its proprietary information. In order to protect or enforce its patent rights, the Company may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against the Company with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in its industry are generally uncertain. The Company cannot assure that it will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Foreign Risk

The Company is dedicated to creating and selling the filter in developing countries. Developing countries experience higher political instability, lack of resources and infrastructure for a business. The Company's revenues will be in foreign currencies and in developing countries which can fluctuate dramatically. Volatility of currencies can make it difficult to plan, order supplies and make financial projections. Even short periods of volatility may significantly impact the company given it is a startup with limited resources to manage short term swings. If currencies move negatively for the Company, the revenues and expenses may go down and up respectively and cause the company to become unprofitable.

Doing business in a foreign country from the United States is subject to other risks beyond currency fluctuations. This can include but not limited to, regulatory risks, political instability, corruption, bureaucratic complications, and the infrastructure challenges unique to developing countries.

The Company may incorporate a foreign subsidiary as it sees fit and is strategic for the Company. This subsidiary would be subject to the regulatory environment in which it is incorporated and the associated risks including, but not limited to, changing regulatory environment, changes in government, and currency fluctuations, amongst others

Central to the plan for the Company is establishing a local presence to manufacture and distribute filters, first starting in Guatemala. The Company may experience issues in establishing this entity locally which would negatively impact their cost estimates and general approach to the business. The Company to achieve its sales and impact goals, plans to sell across developing countries globally. The risks and challenges unique to each developing country are unknown, and the Company may find significant limits to their ability to expand.

Reputation Risk

The Company's reputation and the quality of its brand are critical to its business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. The Company may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm the Company's performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording the Company an opportunity for redress or correction.

Limited Operating History

The Company and its Business (defined below) are continuing to be developed, in part, with the proceeds of the Offering. The Company, which was organized in April 2021, has not yet generated revenue. The revenue-generating product has not yet become available for sale. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications, and delays usually encountered by companies in their early stages of development;

however, the Company will benefit from its founders' years of experience and know-how, plus the expertise of the Company's advisors. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Testing and Certification

The Company plans to begin field testing filters in June 2021 using 3D printed filter bodies and tap attachments. Problems identified during this testing may initiate design changes or otherwise delay the planned product release to market.

The Company plans to test the product to 3rd party testing both in the US and internationally, prior to distribution and sale. This includes testing to the National Science Foundation (NSF) and U.S. Environmental Protection Agency (EPA) protocol and standards. In the event that the Company's product does not meet standards, the Company may not be able to sell and distribute the product until those standards are met.

Insurance

The Company is currently uninsured and plans to obtain liability and officers insurance for Ola Filter Corporation and liability insurance for the Guatemalan subsidiary when target raise is obtained, and the Company begins filter production.

Filter Lifespan

The Company has designed the water filter to last up to five years. High turbidity, irreversible fouling, extreme temperatures, improper usage, or a combination of these factors may affect the product lifespan. The Company does not plan to guarantee the five year lifespan of the filter. In marketing messaging, the Company will highlight the financial returns from the purchase of the filter after two months of usage, regardless of total filter lifespan achieved.

Undercapitalization

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company may not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

The Company may have difficulty raising needed capital in the future as a result of, among other factors, its lack of revenues from sales, as well as the inherent business risks associated with the company in present and future market conditions. The Company will require additional funds to execute its business strategy and conduct operations. If adequate funds are unavailable, the Company may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Natural Disaster

There is the possibility that a natural disaster or other events beyond the control of the Company could cause damage to the equipment. This may cause unexpected replacement costs and negatively impact financial returns. While the vendor equipment is covered by a number of insurance policies, all possible damage may or may not be covered by the insurance company or the insurance coverage at the vendors (e.g., tooling manufacturer, injection molder, packaging die cutter, etc..) may not be adequate.

COVID-19 Risks

With shelter-in-place orders and non-essential business closings potentially happening throughout 2021 and into the future due to COVID-19, the revenue of small businesses has been adversely affected. COVID-19 may have an impact on the Company's revenues and business plan. COVID-19 has and may continue to affect local and global economies, which may affect the Company, its suppliers or its customers, any of which could have a negative impact on the Company and its business model. Given developing countries have not scaled vaccinations, like in the United States, there is added significant risk that this delay in vaccination will impact the Company's ability to meet its business plan.

External Market Factors

The point-of-use water filtration industry in less developed countries is an emerging market that is constantly evolving and may not develop to the size or at the rate the Company expects. It may take several years to fully develop and mature, and the Company cannot be certain that the market will grow to the size or at the rate it expects. Any future growth of the market and the success of the Company's service offerings depend on many factors beyond our control, including recognition and acceptance of water treatment solutions by consumers, the pricing of alternative sources of potable water, a favorable regulatory environment, and our ability to provide cost-effective treatment solutions. If the market is not widely accepted, it may affect our ability to receive funding. If there were declining macroeconomic conditions (i.e. unemployment and absolute purchasing power of target consumers), this could impact customer's financial viability and incentives to purchase water filters, even if such purchases would generate immediate and long-term savings.

The Company operates in developing countries that are subject to institutional and governance risks, such as those associated with political change, corruption, currency fluctuations, and bureaucratic complications. These complications are outside of the control of the Company and may have adverse effects on the Company's operations within these countries.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company.

Investors will not become equity holders until the Company decides to convert the Securities into "SAFE Preferred Stock" (the type of equity securities issuable upon conversion of the Securities) or until there is a Liquidity Event, Conversion Event, or Dissolution event, as defined in the SAFE.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. The Company is under no obligation to convert the Securities into SAFE Preferred Stock unless a Conversion Event, Liquidity Event or Dissolution Event is initiated by the company's Board of Directors. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into SAFE Preferred Stock. Upon the conversion of the Securities into SAFE Preferred Stock (which cannot be guaranteed), the holders of the SAFE Preferred Stock will be required to enter into a proxy with the Intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the SAFE round investors follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into SAFE Preferred Stock (the occurrence of which cannot be guaranteed). Upon such conversion, the SAFE Preferred Stock will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the SAFE Preferred Stock Security holders are required to enter into a proxy agreement with the Intermediary to vote their SAFE Preferred Stock shares with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. Thus, Investors will essentially never be able to vote upon any matters of the Company, except as required by law.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the SAFEs do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities through a Conversion Event in which they opt to convert SAFE investors due to some revenue threshold, impact metric, or other decisions by the Company's Board of Directors, yet upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a Liquidity Event or Conversion Event and Investors may have to hold the Securities indefinitely.

Although the Company intends to convert SAFE investors as soon as practicable through commercial or impact success, the Company may never conduct a future equity financing or elect to convert the Securities whether or not such future equity financing does occur. In addition, the Company may never undergo a Liquidity Event or Conversion Event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity and SAFE securities will be subject to dilution. The Company anticipates a need to issue additional equity to raise third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company 's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Should the Company enter into equity grants, capital formation, or a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Equity Financing and further at the Conversion Price (as defined in the SAFE) shall have only such preferences, rights, and protections in proportion to the Equity Financing and the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company. The foregoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the SAFE, which is attached in this Offering Memorandum as an Appendix.

There is no present market for the Securities and the Company has arbitrarily set the price.

The Offering price of the Securities were not established in a competitive market. The Company has arbitrarily set the Offering price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on the Company's net worth or prior earnings. The Company cannot guarantee that the Securities can be resold at the Offering price for the Securities or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of SAFEs can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all appendices carefully and should consult with their attorney and business advisor prior to making any investment decision.

Valuation

The SAFE is an equity instrument and therefore the company and its Post-Money Valuation Cap are valued on a multiple of gross Revenues for an initial internal calculation. The valuation cap was selected as a 5x multiple of anticipated Revenues after the initial launch.

General Crowdfunding Risks

Speculative

Investments in startups and early-stage ventures are speculative and these enterprises can fail. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. You should be able to afford and be prepared to lose your entire investment. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

Illiquidity

Pursuant to state and federal securities laws, you will be limited in your ability to resell your investment for the first year and may need to hold your investment for an indefinite period of time. Unlike investing in companies listed on a stock exchange where you can quickly and easily trade securities on a market, you may have to locate an interested buyer when you do seek to resell your crowdfunded investment.

Cancellation Restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited Disclosure

The Company may disclose only limited information about the Company, its business plan, the offering, and its anticipated use of proceeds, among other things. An early-stage company may be able to provide only limited information about its business plan and operations because it may not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first twelve months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events—continuing disclosure that you can use to evaluate the status of your investment. In contrast, you may have only limited continuing disclosure about your crowdfunding investment.

Investment In Personnel

An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should also be aware that a portion of your investment may fund the compensation of the Company's employees, including its management. You should carefully review any disclosure regarding the Company's use of proceeds.

Possibility of Fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH THE COMPANY CONSIDERS IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON THE BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

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By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

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Made with ♥ at Greentown Labs

Video Transcript

We're Ola Filter. We're creating the future of equitable water access. We know the devastating consequences of contaminated water. With problems of the scale, it's difficult to know what action to take. We have a solution.

Our water filter will save lives and have a direct impact on climate change. As a team we've worked in developing countries for over 20 years. We have a world-class engineer, Teresa Smith, to bring this product to life. We believe this is the most rewarding work anyone could ever do and we want to bring you into it.

With Raise Green, you'll be joining others as an investor in a social business. Beyond the return on your investment, you're making a measurable impact on the world. You'll know that people are drinking clean water while providing good jobs and reducing plastic waste. This is true impact investing.

By investing in Ola Filter, you'll make a fundamental difference in how the poorest people meet their basic water needs and will be drawing a line in the sand, stating that we can and we will do better for the planet.



OLA FILTER

Ending water poverty.

Poor people die because of their tap water.

OLA FILTER

$19
easy
durable



2 Billion People

have diseases in their water and enough money to buy our filter.



This is how the problem is being solved today.

$40

An additional $25 two years later.



$58

And the instructions are in English.

How it works:
hollow fiber filtration

Blocks bacteria, protozoa and cysts

Protects against typhoid, cholera, giardia, dysentery, E.coli and salmonella



45% markup
$19 retail price

Meet Olga

Makes $45 a week.

Spends $9 a week on bottled water.



Meet Andres

Earns $5 a day.
Spends $50 on antibiotics.



With the purchase of an Ola Filter, poor families save $580.

That's 12 weeks of wages.

CURRENT STATUS

2,000 preorders
patent filing
rapid prototyping
supply chain

OUR ADVISORS



Appropriate Technology Collaborative

13 Years Green Tech in Developing Countries



US Plastics Manufacturing Giant



Patent and International IP Support


5 YEAR GROWTH
30k
$380k
2022
50k
$530k
2023
120k
$1.5M
2024
200k
$2.5M
2025
290k
$3.7M
2026

SEED RAISE

We are looking to raise $350,000 to establish business in Guatemala in the next 6 months.

- equipment
- tooling
- certification

- marketing
- production run
- 12 months runway

OUR TEAM



Elizabeth Clandos
CEO
Social Entrepreneurship



Theresa Smith
CTO
Production Engineering



Monika Goforth
COO
Sustainable Development



2,000 presales
2B addressable market
easy • durable • affordable

Join Us!

